UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No    X

BBVA
Creating Opportunities

JANUARY - SEPTEMBER
2023

BBVA

9M23 - BBVA reports solid results

Net Attributable Profit
€5,961 Mn

Excellent **core revenues evolution and activity growth**

NII + Fees	Lending activity
+32.1%	**+8.0%**
vs. 9M22 (constant €)	vs. Sep 2022[1]

1 Variation at constant exchange rates. Performing loans under management excluding repos.

At the top of the **profitability** and **efficiency** rankings[1]

Efficiency Ratio	ROTE	ROE
41.8%	**17.0%**	**16.3%**

1 European Peer Group: BARC, BNPP, CASA, CABK, DB, HSBC, ING, ISP, LBG, NDA, SAN, SG, UBS, UCG. Peers data are based on reported figures as of 6M23. BBVA data as of 9M23.

Stability of **asset quality metrics**

NPL ratio	NPL coverage ratio
3.3%	**79%**

Sep-23

Strong **capital position**

CET1 fully-loaded

12.73%
Target range
11.5 - 12.0%
8.77%1
SREP requirement
Sep-23

TRANSFORMATION

New customers[1]

(BBVA Group, Million; % acquisition through digital channels)

TOTAL
MILLION
DIGITAL
3.9
5.4
5.3
6.5
8.6
8.3
11%
65%
9M18
9M19
9M20
9M21
9M22
9M23

[1] Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC.

SUSTAINABILITY

Sustainable Business*

(€Bn)

New target (2022)
€300Bn
€16Bn
Channeled in 3Q23
€185Bn
Channeled since 2018
Revised target (2021)
€200Bn
Initial target (2018)
€100Bn
2018
2019
2020
2021
2022
2023
2024
2025

Member of Dow Jones Sustainability Indices

#1 FOR THIRD YEAR IN A ROW EUROPEAN BANKS RANKING

* **Note:** sustainable business channeling is considered to be any mobilization of funds, cumulatively, towards activities or clients considered to be sustainable in accordance with existing regulations, internal and market standards and best practices. The foregoing is understood without prejudice to the fact that said mobilization, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the funds channeled to sustainable business, internal criteria is used based on both internal and external information.

Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)

	30-09-23	Δ %	30-09-22	31-12-22

Balance sheet (millions of euros)

Total assets	757,736	2.7	737,890	712,092

Loans and advances to customers (gross)	387,565	3.8	373,210	368,588

Deposits from customers	403,861	3.5	390,277	394,404

Total customer funds	564,346	4.4	540,781	544,576

Total equity	53,453	7.3	49,833	50,517

Income statement (millions of euros)

Net interest income	17,843	29.4	13,790	19,124

Gross income	22,104	21.1	18,255	24,743

Operating income	12,863	23.3	10,428	14,042

Net attributable profit (loss)	5,961	24.3	4,795	6,358

Net attributable profit (loss) excluding non-recurring impacts (1)	5,961	19.3	4,997	6,559

The BBVA share and share performance ratios

Number of shares issued (million)	5,965	(1.1)	6,030	6,030

Share price (euros)	7.71	66.9	4.62	5.63

Adjusted earning (loss) per share (euros) (1)	0.96	21.4	0.79	1.04

Earning (loss) per share (euros) (1)	0.96	31.0	0.73	0.98

Book value per share (euros) (1)	8.53	11.1	7.67	7.78

Tangible book value per share (euros) (1)	8.13	11.3	7.30	7.43

Market capitalization (millions of euros)	45,994	65.1	27,862	33,974

Dividend yield (dividend/price; %) (1) (2)	5.6		6.7	6.2

Significant ratios (%)

Adjusted ROE (net attributable profit (loss)/average shareholders’ funds +/- average accumulated other comprehensive income) (1)	16.3		14.8	14.4

Adjusted ROTE (net attributable profit (loss)/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (1)	17.0		15.6	15.1

Adjusted ROA (profit (loss) for the period / average total assets - ATA) (1)	1.13		1.02	0.99

Adjusted RORWA (profit (loss) for the period / average risk-weighted assets - RWA) (1)	2.40		2.16	2.12

Efficiency ratio (1)	41.8		42.9	43.2

Cost of risk (1)	1.11		0.86	0.91

NPL ratio (1)	3.3		3.5	3.4

NPL coverage ratio (1)	79		83	81

Capital adequacy ratios (%)

CET1 fully-loaded	12.73		12.45	12.61

CET1 phased-in (3)	12.73		12.55	12.68

Total ratio phased-in (3)	16.51		16.07	15.98

Other information

Number of active customers (million)	70.8	7.3	65.9	67.3

Number of shareholders	764,567	(6.0)	813,683	801,216

Number of employees	120,457	5.4	114,311	115,675

Number of branches	6,017	(0.5)	6,050	6,040

Number of ATMs	30,058	1.5	29,621	29,807

(1) For more information, see Alternative Performance Measures at the end of this report.

(2) Calculated by dividing the dividends paid in the last twelve months by the closing price of the period.

(3) Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis amendments of the Capital Requirements Regulation (CRR), introduced by the Regulation (EU) 2020/873. As of September 30, 2023, there are no differences between phased-in and fully-loaded ratios due to the aforementioned temporary treatment.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

4

Highlights

Results and business activity

The BBVA Group generated a net attributable profit of €5,961m between January and September of 2023, which represents an increase of 24.3% compared to the same period of the previous year, driven by the performance of recurring income from the banking business, mainly the net interest income, which grew at a rate of 29.4%.

These results include the recording for the total annual amount paid for the temporary tax on credit institutions and financial credit institutions for €215m, included in the other operating income and expenses line of the income statement.

Operating expenses increased by 18.1% at Group level, largely impacted by the inflation rates observed in the countries in which the Group operates. Notwithstanding the above, thanks to the remarkable growth in gross income, higher than the growth in expenses, the efficiency ratio stood at 41.8% as of September 30, 2023, with an improvement of 328 basis points, in constant terms, compared to the ratio recorded 12 months earlier.

The provisions for impairment on financial assets increased (+35.5% in year-on-year terms and at constant exchange rates), with lower requirements in Turkey, which were offset by higher provisioning needs, mainly in South America and Mexico, in a context of rising interest rates and growth in the most profitable segments, in line with the Group’s strategy.

Loans and advances to customers recorded an increase of 5.3% compared to the end of December 2022, strongly favored by the evolution of retail loans (+6.9% at Group level).

Customer funds increased by 3.6% compared to the end of December 2022 thanks both to the growth in deposits from customers which increased by 2.4% and to the increase in off-balance sheet funds, which grew by +6.9%.

LOANS AND ADVANCES TO CUSTOMERS AND TOTAL CUSTOMER FUNDS (VARIATION COMPARED TO 31-12-2022)

Business areas

As for the business areas evolution, excluding the effect of currency fluctuation in those areas where it has an impact, in each of them it is worth mentioning:

–

Spain generated a net attributable profit of €2,110m in the first nine months of 2023, 61.9% higher than in the same period of the previous year, thanks again to the strength of the net interest income, which boosted gross income growth.

–

In Mexico, BBVA achieved a cumulative net attributable profit of €3,987m by the end of September 2023, representing an increase of 22.3% compared to the same period in 2022, mainly as a result of the significant growth in net interest income, thanks to the strong boost of the activity and the improvement in the customer spread.

–

Turkey generated a net attributable profit of €367m during the first nine months of 2023, which compares positively with the accumulated result reached at the end of September 2022, both periods reflecting the impact of the application of hyperinflation accounting.

–

South America generated a cumulative net attributable profit of €496m at the end of the first nine months of the year 2023, which represents a year-on-year increase of +20.5%, driven again by the good performance of recurring income (+59.1%) and the area’s NTI, which offset the increase in expenses and higher provisioning needs for impairment on financial assets.

–

Rest of Business achieved an accumulated net attributable profit of €322m at the end of the first nine months of 2023, 80.8% higher than in the same period of the previous year, thanks to a favorable performance of recurring income, especially the net interest income, and the NTI.

The Corporate Center recorded, between January and September of 2023 a net attributable profit of €-1,321m, compared with €-566m recorded in the same period of the previous year, mainly due to a negative contribution in the NTI line from exchange rate hedges as a result of a better than expected currency performance, in particular the Mexican peso.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

5

Lastly, and for a broader understanding of the Group’s activity and results, supplementary information is provided below for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. CIB generated a net attributable profit of €1,763m between January and September of 2023. These results, which do not include the application of hyperinflation accounting, represent an increase of 43.8% on a year-on-year basis and reflect the contribution of the diversification of products and geographical areas, as well as the progress of the Group’s wholesale businesses in its strategy, leveraged on globality and sustainability, with the purpose of being relevant to its clients.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT BREAKDOWN (1) (PERCENTAGE. JAN.-SEP. 2023)

(1) Excludes the Corporate Center.

Solvency

The Group’s CET1 fully-loaded ratio stood at 12.73% as of September 30, 2023, including the effect of the share buyback program launched on October 2, 2023 for a total amount of €1,000m (-32 basis points), which allows to keep maintaining a large management buffer over the Group’s CET1 requirement (8.77%)1 and above the Group’s established target management range of 11.5-12.0% of CET1.

Dividend

The Board of Directors of BBVA resolved on its meeting hold on September 27, 2023, the payment of a cash interim dividend of €0.16 gross per share on account of the 2023 dividend, which was paid on October 11, 2023. This dividend is already considered in the Group’s capital adequacy ratios and represents an increase of 33.3% compared to the gross amount paid in October 2022 (€0.12 per share).

Share buyback program

On October 2, and having received the required authorization from the European Central Bank, the Group started the execution of a new share buyback program for a total amount of €1,000m. This share buyback program is considered to be an extraordinary shareholder distribution and is therefore not included in the scope of the shareholder ordinary distribution policy. For more information on this, see “Solvency” chapter within this report.

1 This includes the update of the countercyclical capital buffer calculated on the basis of exposure at end June 2023.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

6

Sustainability

Channeling sustainable business2

SUSTAINABLE BUSINESS BREAKDOWN (PERCENTAGE. TOTAL AMOUNT CHANNELED 2018-SEPTEMBER 2023)

(1) In those cases where it is not feasible or there is not enough information available to allow an exact distribution between the categories of climate change and inclusive growth, internal estimates are made based on the information available.

(2) Non-Project Finance and transactional banking activity.

(3) Bonds in which BBVA acts as bookrunner.

(4) Investment products art. 8 or 9 under Sustainable Finance Disclosure Regulation (SFDR) or similar criteria outside the European Union, managed, intermediated or marketed by BBVA. Others includes, in Retail: structured deposits, insurance policies for electric vehicles and self-renting of electric vehicles, mainly; and in CIB and Enterprise: structured deposits, mainly.

(5) Includes the activity of the BBVA Microfinance Foundation (FMBBVA), which is not part of the consolidated Group and has channeled during the third quarter around €400m to support vulnerable entrepreneurs through microloans. This represents a 7% decrease compared to the same quarter of the previous year, while it remains stable for the first nine months of 2023 compared to the previous year.

Regarding the objective of channeling €300 billion between 2018 and 2025 as part of the sustainability strategy, the BBVA Group has mobilized an approximate total of €185 billion in sustainable business between 2018 and September 2023, of which approximately 77% is allocated toward the fight against climate change, while the remaining 23% is dedicated to promoting inclusive growth. The channeled amount includes financing, intermediation, investment, off-balance sheet, or insurance operations. These operations have contractual maturity or amortization dates, so the above mentioned accumulated figure does not represent the amount reflected on the balance sheet.

During the first nine months of 2023, around €49 billion was mobilized (+25% compared to the same period of the previous year), of which around €16 billion corresponds to the third quarter of 2023. This channeling during the third quarter of 2023, represents an increase of about 13% compared to the same quarter of 2022 and is the second best quarter in sustainable business channeling for the Group, following the quarterly record achieved in the second quarter of this year.

In this third quarter, the retail business has mobilized around €1.700m, to reach a cumulative amount of around €7,300m since January 2023 (+69% compared to the same period last year). The good behavior of the channeling related to the acquisition of hybrid or electric vehicles stands out with €87m, representing a growth of 78% compared to the same period of the previous year (+35% compared to the accumulated amount of the first 9 months of 2023 on a year-on-year basis). The contribution from Spain, which has channeled over half of this amount, is the most relevant.

Between July and September 2023, the commercial business (enterprises) has mobilized around €5.400m. In cumulative terms, mobilization in the first 9 months of the 2023 financial year has reached nearly €15,600m (+95% year-on-year). As in the previous quarter, the funding allocated to promote or improve the energy efficiency of buildings stands out with €1.088m, representing a 21% year-on-year increase (+55% when comparing the accumulated amount for the first 9 months of 2023 with the same period last year). In this area, Mexico’s contribution is fundamental, with a 37% increase.

CIB has channeled approximately €8,100m during this quarter, and during the first 9 months of this year, around €26,200m (-3% year-on-year). During this quarter, the positive development of short-term financing or sustainable transactional banking activity stands out, which contributed approximately €4,400m, more than half the amount channeled by the corporate segment, representing a 34% year-on-year growth (and 10% if considering the accumulated amount from January 2023 compared to the same period last year). Since the beginning of 2023, signs of slowdown have been noted in the field of sustainable corporate financing, especially in long-term financing, as well as a revitalization of the sustainable bond market in which BBVA acts as bookrunner.

2 Channeling sustainable business is considered to be any mobilization of financial flows, cumulatively, towards activities or clients considered sustainable in accordance with existing regulations, both internal and market standards and best practices. The foregoing is understood without prejudice to the fact that such mobilization, both initially and at a later time, may not be recorded on the balance sheet. To determine the amounts of channeled sustainable business, internal criteria based on both internal and external information are used.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

7

Macroeconomic environment

The economic slowdown has continued in recent months, with differences emerging among the main geographic areas. Growth was stronger than expected in the United States, relatively weak in the Eurozone and surprisingly weak in China. High inflation, tightening monetary conditions and the gradual fading of the positive effects of the reopening after the COVID-19 pandemic all contributed to the slowing of global growth. However, economic activity continues to benefit from the dynamism of the labor markets and the relative easing of the supply shocks triggered by the pandemic and the war in Ukraine.

Falling commodity prices compared to the levels seen in 2022—despite the recent upward trend in oil prices—and improvements in production process bottlenecks supported a softening of headline inflation, which, in annual terms, reached 3.7% in the United States and 4.3% in the Eurozone in September. Core inflation measures, however, still show no significant improvement.

In this context, although the possibility of further adjustments in the coming months cannot be ruled out, the trend of interest rate hikes seems to have come to an end. BBVA Research believes that an eventual reduction in inflation in the coming months will most likely prevent further interest rate hikes. Rates are expected to remain at restrictive levels for a longer period than expected, at around 5.50% until mid-2024 in the United States and 4.50% until the end of 2024 in the Eurozone. Moreover, measures to reduce liquidity by the U.S. Federal Reserve (“Fed”) and the European Central Bank (“ECB”) are expected to continue to contribute to the monetary tightening.

BBVA Research forecasts that global growth will gradually taper off, reaching 2.9% in 2023 (unchanged from the forecast of three months ago) and 3.0% in 2024 (10 basis points higher than the previous forecast). In the United States, strong domestic demand supports an upward revision of growth forecasts to 2.3% in 2023 and 1.5% in 2024 (respectively, 120 and 90 basis points higher than the previous forecast) and makes a recession unlikely. In China, recent stimulus measures are expected to help avoid a sharp slowdown in activity. However, growth forecasts have been revised downward to 4.8% in 2023 and 4.4% in 2024 (respectively, 90 and 40 points lower than the previous forecast). In the Eurozone, economic expansion is likely to be more modest than expected, at around 0.4% in 2023 and 1.0% in 2024 (respectively, 40 and 30 basis points less than the previous forecast). In addition, the slowing of global growth is expected to encourage a gradual reduction in inflation, which, however, will remain above inflation targets in the United States and the Eurozone until at least the end of 2024.

Uncertainty remains high, and a number of factors could lead to more adverse scenarios unfolding. Persistently high inflation and interest rates could trigger a deep and widespread recession, as well as new bouts of financial volatility. Moreover, the slowdown in China could proceed more sharply and more severely than anticipated. Finally, another key risk is that the current geopolitical turbulence will eventually feed through to higher energy prices.

GDP GROWTH ESTIMATES IN 2023 (PERCENTAGE. YEAR-ON-YEAR VARIATION)

Source: BBVA Research estimates.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

8

Group

Quarterly evolution of results

The result achieved by the BBVA Group in the third quarter of 2023 stood at €2,083m, 2.5% above the previous quarter with the following trends standing out:

–	The good performance of recurring income continues, that is, the sum of net interest income and net fees and commissions, which accelerate its quarterly growth to 13.4% (at constant exchange rates).

–	Favorable evolution of NTI (+79.9% at constant exchange rates) supported by the good performance of Global Markets in Turkey in the quarter and the better performance of the Corporate Center.

–	Higher negative adjustment for hyperinflation in Turkey during the quarter, recorded in the “Other operating income and expenses” line.

–	Operating expenses increase, mainly in the emerging geographical areas.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)

	2023			2022
	3Q	2Q	1Q	4Q	3Q	2Q	1Q

Net interest income	6,434	5,768	5,642	5,334	5,252	4,595	3,943

Net fees and commissions	1,685	1,470	1,439	1,328	1,385	1,413	1,247

Net trading income	658	334	438	269	573	516	580

Other operating income and expenses	(820)	(383)	(561)	(443)	(372)	(501)	(374)

Gross income	7,956	7,189	6,958	6,489	6,838	6,022	5,395

Operating expenses	(3,303)	(2,922)	(3,016)	(2,875)	(2,803)	(2,618)	(2,406)

Personnel expenses	(1,756)	(1,530)	(1,551)	(1,547)	(1,471)	(1,344)	(1,238)

Other administrative expenses	(1,169)	(1,054)	(1,127)	(990)	(993)	(935)	(855)

Depreciation	(378)	(337)	(339)	(338)	(338)	(340)	(313)

Operating income	4,654	4,267	3,942	3,614	4,035	3,404	2,989

Impairment on financial assets not measured at fair value through profit or loss	(1,210)	(1,025)	(968)	(998)	(940)	(704)	(737)

Provisions or reversal of provisions	(81)	(115)	(14)	(50)	(129)	(64)	(48)

Other gains (losses)	2	50	(16)	(6)	19	(3)	20

Profit (loss) before tax	3,365	3,178	2,944	2,559	2,985	2,634	2,225

Income tax	(1,226)	(1,028)	(950)	(850)	(1,005)	(680)	(903)

Profit (loss) for the period	2,139	2,150	1,994	1,709	1,980	1,954	1,321

Non-controlling interests	(56)	(118)	(148)	(146)	(143)	(120)	3

Net attributable profit (loss) excluding non-recurring impacts	2,083	2,032	1,846	1,563	1,838	1,834	1,325

Discontinued operations and Other (1)	—	—	—	—	—	(201)	—

Net attributable profit (loss)	2,083	2,032	1,846	1,563	1,838	1,633	1,325

Adjusted earning (loss) per share (euros) (2)	0.33	0.33	0.30	0.25	0.29	0.29	0.21

Earning (loss) per share (euros) (2)	0.33	0.33	0.29	0.24	0.28	0.24	0.19

 General note: 2022 figures have been restated according to IFRS 17 - Insurance contracts.

 (1) Includes the net impact arisen from the purchase of offices in Spain in the second quarter of 2022 for €-201m.

 (2) Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at the end of this report.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

9

Year-on-year performance of results

The BBVA Group generated a net attributable profit of €5,961m between January and September of 2023, which represents an increase of 24.3% compared to the same period of the previous year, driven by the performance of recurring income from the banking business, mainly the net interest income, which grew at a rate of 29.4%.

These results include the recording for the total annual amount paid for the temporary tax on credit institutions and financial credit institutions3 for €215m, included in the other operating income and expenses line of the income statement.

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)

			Δ % at constant
	Jan.-Sep.23	Δ %	exchange rates	Jan.-Sep.22

Net interest income	17,843	29.4	36.5	13,790

Net fees and commissions	4,594	13.6	17.5	4,044

Net trading income	1,430	(14.3)	(0.8)	1,669

Other operating income and expenses	(1,763)	41.3	6.4	(1,248)

Gross income	22,104	21.1	31.8	18,255

Operating expenses	(9,241)	18.1	22.3	(7,826)

Personnel expenses	(4,837)	19.3	24.8	(4,053)

Other administrative expenses	(3,350)	20.4	24.8	(2,783)

Depreciation	(1,054)	6.4	5.6	(990)

Operating income	12,863	23.3	39.7	10,428

Impairment on financial assets not measured at fair value through profit or loss	(3,203)	34.6	35.5	(2,380)

Provisions or reversal of provisions	(210)	(12.8)	0.5	(241)

Other gains (losses)	37	—	29.7	37

Profit (loss) before tax	9,487	20.9	42.4	7,844

Income tax	(3,204)	23.8	41.7	(2,588)

Profit (loss) for the period	6,283	19.5	42.7	5,256

Non-controlling interests	(322)	24.1	n.s.	(259)

Net attributable profit (loss) excluding non-recurring impacts	5,961	19.3	31.8	4,997

Discontinued operations and Other (1)	—	—	—	(201)

Net attributable profit (loss)	5,961	24.3	37.9	4,795

Adjusted earning (loss) per share (euros) (2)	0.96			0.79

Earning (loss) per share (euros) (2)	0.96			0.73

General note: 2022 figures have been restated according to IFRS 17 - Insurance contracts.

(1) Includes the net impact arisen from the purchase of offices in Spain in the second quarter of 2022 for €-201m.

(2) Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at the end of this report.

Unless expressly indicated otherwise, to better understand the changes under the main headings of the Group’s income statement, the year-on-year rates of change provided below refer to constant exchange rates. When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. For this purpose, the average exchange rate of the currency of each geographical area of the most recent period is used for both periods, except for those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period is used.

The accumulated net interest income as of September 30, 2023 was higher than the same period of the previous year (+36.5%), with increases in all business areas due to the customer spread improvement in the main geographical areas and higher performing loan volumes. The good evolution in Mexico, South America and Spain is noteworthy.

Positive evolution in the net fees and commissions line, which increased by 17.5% year-on-year due to favorable performance in payment systems and demand deposits. By business areas, All geographical areas, except Spain, showed a favorable evolution.

3 In compliance with Law 38/2022, of December 27, which establishes the obligation to pay a patrimonial benefit of a public and non-taxable nature during the years 2023 and 2024 for credit institutions that operate in Spanish territory whose sum of total interest income and fee and commission income corresponding to the year 2019 is equal to or greater than €800m.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

10

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE)	NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +25.8%.

NTI recorded a flat evolution (-0.8%) at the end of September 2023, due to the negative results recorded in the Corporate Center, partially offset by the favorable evolution of this line in all business areas except Spain.

The other operating income and expenses line accumulated a result of €-1,763m as of September 30, 2023, compared to €-1,248m in the same period of the previous year, mainly due to the higher negative adjustment for hyperinflation in Argentina. This line also includes the contribution to the Single Resolution Fund (SRF) in Spain, which in 2023 was lower than the previous year’s contribution, and the recognition, in the first nine months of 2023, of €215m, corresponding to the total annual amount paid for the temporary tax on credit institutions and financial credit establishments, also in Spain.

GROSS INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +21.1%.

Year-on-year basis, operating expenses increased by 22.3% at the Group level. This increase is largely impacted by the inflation rates observed in the countries in which the Group operates, which, on the one hand, have been affected by the measures implemented by the Group in 2023 to compensate the loss of purchasing power of the workforce and, on the other hand, have had an effect in general expenses.

Notwithstanding the above, thanks to the remarkable growth in gross income (+31.8%), the efficiency ratio stood at 41.8% as of September 30, 2023, with an improvement of 328 basis points compared to the ratio recorded 12 months earlier. All business areas had a favorable performance in terms of efficiency.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

11

OPERATING EXPENSES (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	EFFICIENCY RATIO (PERCENTAGE)

(1) At current exchange rates: +18.1%.

Impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) at the end of September 2023 was 35.5% higher than in the same period of the previous year, with lower requirements in Turkey, which were offset by higher provisioning needs, mainly in South America and Mexico, in a context of rising interest rates and growth in the most profitable segments, in line with the Group’s strategy.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +23.3%.	(1) At current exchange rates: +34.6%.

The provisions or reversal of provisions line (hereinafter, provisions) remained stable compared to the same period of the previous year, with lower provisions in Mexico and South America, offset by higher provisions in the rest of areas and the Corporate center.

For its part, the other gains (losses) line closed September 2023 with a balance of €37m, which compares favorably with the also positive result of the same period of the previous year.

As a result of the above, the BBVA Group generated a net attributable profit of €5,961m between January and September of the year 2023, which compares very positively with the result for the same period of the previous year (+37.9%). These solid results are supported by the favorable evolution of net interest income and, to a lesser extent, net fees and commissions, which offset higher operating expenses and the increase in provisions for impairment losses on financial assets.

The cumulative net attributable profits, in millions of euros, at the end of September 2023 for the business areas that compose the Group were as follows: €2,110m in Spain, €3,987m in Mexico, €367m in Turkey, €496m in South America and €322m in Rest of Business.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

12

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) EXCLUDING NON-RECURRING IMPACTS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +24.3%	General note: non-recurring impacts include the net impact arisen from the purchase of offices in Spain in 2Q22. (1) At current exchange rates: +19.3%.

The Group’s excellent performance has also allowed to accelerate value creation, as reflected in the growth of the tangible book value per share and dividends, which at the end of September 2023 was 17.7% higher than in the same period of the previous year.

TANGIBLE BOOK VALUE PER SHARE AND DIVIDENDS (EUROS)	EARNING (LOSS) PER SHARE (1) (EUROS)

General note: replenishing dividends paid in the period. For more information, see Alternative Performance Measures at the end of this report.

General note: adjusted by additional Tier 1 instrument remuneration. Adjusted EPS excludes, in addition, the net impact arisen from the purchase of offices in Spain in 2Q22. For more information, see Alternative Performance Measures at the end of this report

(1) The accumulated EPS stands at €0.73 and €0.96 in 9M22 and 9M23, respectively.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

13

The Group’s profitability indicators improved not only in year-on-year terms but also compared to the end of December, supported by the favorable performance of results.

ROE AND ROTE (1) (PERCENTAGE)	ROA AND RORWA (1) (PERCENTAGE)

(1) The ratio of January-September 2022 and 2022 excludes the net impact arisen from the purchase of offices in Spain.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

14

Balance sheet and business activity

The most relevant aspects related to the evolution of the Group’s balance sheet and business activity as of September 30, 2023 are summarized below:

–

Loans and advances to customers recorded an increase of 5.3% compared to the end of December 2022, strongly favored by the evolution of retail loans (+6.9% at Group level), supported by both the good performance of credit cards and consumer loans (+12.5% overall at Group level) in Mexico, Turkey and South America, and mortgage loans, mainly in Mexico. On the other hand, loans to the public sector and business loans (+11.0% and +3.0%, respectively) showed a positive dynamic, originating mainly in Mexico.

–

Customer funds increased by 3.6% compared to the end of December 2022, thanks both to the growth in deposits from customers which increased by 2.4% due to the positive evolution of time deposits in all business areas and to the increase in off-balance sheet funds, which grew by +6.9% thanks to the evolution of mutual funds and customer portfolios, highlighting the good performance in Mexico and Spain.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)
	30-09-23	Δ %	31-12-22	30-09-22
Cash, cash balances at central banks and other demand deposits	66,859	(16.2)	79,756	88,076

Financial assets held for trading	134,804	21.8	110,671	119,966

Non-trading financial assets mandatorily at fair value through profit or loss	8,490	23.2	6,888	7,290

Financial assets designated at fair value through profit or loss	939	2.9	913	978

Financial assets at fair value through accumulated other comprehensive income	63,792	(2.4)	65,374	69,374

Financial assets at amortized cost	446,046	7.6	414,421	418,032

Loans and advances to central banks and credit institutions	21,674	6.1	20,431	22,797

Loans and advances to customers	376,336	5.3	357,351	361,176

Debt securities	48,036	31.1	36,639	34,059

Investments in joint ventures and associates	926	1.1	916	903

Tangible assets	9,385	7.4	8,737	8,567

Intangible assets	2,310	7.1	2,156	2,211

Other assets	24,184	8.6	22,259	22,494

Total assets	757,736	6.4	712,092	737,890

Financial liabilities held for trading	118,276	23.7	95,611	104,534

Other financial liabilities designated at fair value through profit or loss	12,862	21.6	10,580	10,678

Financial liabilities at amortized cost	544,853	3.0	529,172	545,288

Deposits from central banks and credit institutions	60,140	(7.8)	65,258	84,196

Deposits from customers	403,861	2.4	394,404	390,277

Debt certificates	65,241	17.7	55,429	54,811

Other financial liabilities	15,612	10.9	14,081	16,003

Liabilities under insurance and reinsurance contracts	11,260	11.1	10,131	10,787

Other liabilities	17,032	5.9	16,081	16,771

Total liabilities	704,283	6.5	661,575	688,057

Non-controlling interests	3,703	2.2	3,623	3,652

Accumulated other comprehensive income	(16,213)	(8.1)	(17,642)	(16,838)

Shareholders’ funds	65,963	2.2	64,535	63,019

Total equity	53,453	5.8	50,517	49,833

Total liabilities and equity	757,736	6.4	712,092	737,890

Memorandum item:

Guarantees given	57,520	4.2	55,182	54,954

 General note: 2022 figures have been restated according to IFRS 17 - Insurance contracts.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

15

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)
	30-09-23	Δ %	31-12-22	30-09-22

Public sector	23,178	11.0	20,884	20,488

Individuals	167,675	6.9	156,838	157,928

Mortgages	93,306	1.9	91,569	93,244

Consumer	38,672	7.5	35,965	36,327

Credit cards	21,350	22.8	17,382	16,453

Other loans	14,347	20.4	11,921	11,904

Business	182,766	3.0	177,374	180,539

Non-performing loans	13,947	3.4	13,493	14,256

Loans and advances to customers (gross)	387,565	5.1	368,588	373,210

Allowances (1)	(11,229)	(0.1)	(11,237)	(12,035)

Loans and advances to customers	376,336	5.3	357,351	361,176

(1) Allowances include valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). As of September 30, 2023, December 31, 2022 and September 30, 2022, the remaining amount was €153m, €190m and €202m, respectively.

LOANS AND ADVANCES TO CUSTOMERS (BILLIONS OF EUROS)	CUSTOMER FUNDS (BILLIONS OF EUROS)

(1) At constant exchange rates: +5.8%
(1) At constant exchange rates: +4.2%.

CUSTOMER FUNDS (MILLIONS OF EUROS)

	30-09-23	Δ %	31-12-22	30-09-22

Deposits from customers	403,861	2.4	394,404	390,277

Current accounts	309,847	(2.0)	316,082	314,631

Time deposits	90,102	19.1	75,646	73,564

Other deposits	3,911	46.2	2,676	2,082

Other customer funds	160,485	6.9	150,172	150,504

Mutual funds and investment companies and customer portfolios (1)	128,985	18.4	108,936	108,315

Pension funds	27,304	(29.4)	38,653	39,178

Other off-balance sheet funds	4,196	62.5	2,582	3,011

Total customer funds	564,346	3.6	544,576	540,781

(1) Includes the customer portfolios in Spain, Mexico, Colombia and Peru.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

16

Solvency

Capital base

The BBVA Group’s strong results during the quarter, which exceeded those of the second quarter, contributed to the consolidated CET1 fully-loaded ratio to reach 12.73% as of September 30, 2023, including the effect of the share buyback program launched on October 2, 2023 for a total amount of €1,000m (-32 basis points), which allows to keep maintaining a large management buffer over the Group’s CET1 requirement (8.77%)4 and above the Group’s established target management range of 11.5-12.0% of CET1.

During the third quarter of the year, the CET1 ratio increased by 6 basis points (excluding the share buyback program by -32 basis points). The strong generation of profit, net of dividends and remuneration of capital instruments, generated a contribution of 27 basis points in the CET1 ratio, which allowed it to partially absorb the growth of risk-weighted assets (RWA) derived from the increase in activity in the quarter (consumption of 39 basis points), in line with the Group’s strategy of promoting profitable growth. For its part, among the other impacts, it is worth highlighting those associated with market variables, which have had a negative evolution in the quarter, especially in FX and portfolio valuation, although it is more than offset by the credit in equity due to the hyperinflation accounting.

Fully-loaded RWA increased by approximately €10,530m in the quarter, mainly as a result of activity growth. Excluding the currency effect, RWA associated with activity grew by around €10,211 billion.

The consolidated fully-loaded additional Tier 1 capital (AT1) stood at 1.72% as of September 30, 2023, resulting in a 6 basis points decrease from the previous quarter, mainly due to RWA increase. In the quarter, it should be noted that there was an issuance of a contingent convertible bond with a nominal value of USD1 billion and the amortization of an issuance with a nominal value of €1 billion. There was no impact in the quarter in the additional Tier 1 capital due to this movement.

On the other hand, the consolidated fully-loaded Tier 2 ratio at the end of September 2023 stood at 2.05%, with an increase of 4 basis points in the quarter, mainly due to the issuance of a subordinated bond in Spain for GBP300m. The total fully-loaded capital ratio stands at 16.51%.

It is worth mentioning that, with effect from January 1, 2023, the application of part of the transitional effects applied by the Group in the determination of the phased-in ratio has ended, so that as of September 30, 2023, this ratio coincides with the fully-loaded ratio.

FULLY-LOADED CAPITAL RATIOS (PERCENTAGE)

CAPITAL BASE (MILLIONS OF EUROS)
	CRD IV phased-in			CRD IV fully-loaded
	30-09-23 (1) (2)	31-12-22	30-09-22	30-09-23 (1) (2)	31-12-22	30-09-22

Common Equity Tier 1 (CET1)	45,567	42,738	42,876	45,567	42,484	42,494

Tier 1	51,735	47,931	48,281	51,735	47,677	47,899

Tier 2	7,350	5,930	6,614	7,350	6,023	6,613

Total capital (Tier 1 + Tier 2)	59,085	53,861	54,895	59,085	53,699	54,512

Risk-weighted assets	357,972	337,066	341,678	357,972	336,884	341,448

CET1 (%)	12.73	12.68	12.55	12.73	12.61	12.45

Tier 1 (%)	14.45	14.22	14.13	14.45	14.15	14.03

Tier 2 (%)	2.05	1.76	1.94	2.05	1.79	1.94
Total capital ratio (%)	16.51	15.98	16.07	16.51	15.94	15.96

(1) The difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873). As of September 30, 2023, there are no differences between phased-in and fully-loaded ratios due to the aforementioned temporary treatment.

(2) Preliminary data.

4 This includes the update of the countercyclical capital buffer calculated on the basis of exposure at end June 2023.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

17

Regarding shareholder remuneration, as approved by the General Shareholders’ Meeting on March 17, 2023, at the top of the agenda, on April 5, 2023, a cash payment of €0.31 gross per each outstanding BBVA share entitled to receive such amount was made and charged to the 2022 results, as final dividend for the financial year 2022. Thus, the total amount of cash distributions for 2022, taking into account the €0.12 gross per share that was distributed in October 2022, amounted to €0.43 gross per share. The Board of Directors of BBVA resolved on its meeting hold on September 27, 2023, the payment of a cash interim dividend of €0.16 gross per share on account of the 2023 dividend, which was paid on October 11, 2023. This dividend is already considered in the Group’s capital adequacy ratios.

Total shareholder remuneration includes, in addition to the cash payments mentioned above, the remuneration resulting from the execution of the share buyback programs that the Group may execute. Regarding BBVA’s buyback program announced past February 1, 2023 for an amount of €422m, on April 21, 2023, BBVA announced the completion of this share buyback program, having acquired 64,643,559 own shares between March 20 and April 20, 2023, representing approximately 1.07% of BBVA’s share capital as of said date.

Likewise, on October 2, 2023, after receiving the required authorization from the ECB, BBVA announced that it would implement a buyback program for the repurchase of own shares in accordance with the Regulations, aimed at reducing BBVA’s share capital by a maximum monetary amount of €1,000 million, having acquired 60,000,000 shares between October 2 and October 27, 2023. The execution is being carried out internally by the Company, executing the trades through BBVA. This share buyback program would be considered to be an extraordinary shareholder distribution and is therefore not included in the scope of the ordinary distribution policy.

As of September 30, 2023, BBVA’s share capital stood at €2,923,081,772.45 divided into 5,965,473,005 shares, at €0.49 par value each, once the Group has carried out the partial execution, announced on June 2, 2023, of the share capital reduction resolution adopted by the Ordinary General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda through the reduction of BBVA’s share capital in a nominal amount of €31,675,343.91 and the consequent redemption, charged to unrestricted reserves, of 64,643,559 own shares of €0.49 par value each acquired derivatively by BBVA in execution of the share buyback program scheme and which were held in treasury shares.

SHAREHOLDER STRUCTURE (30-09-23)

	Shareholders		Shares issued
Number of shares	Number	%	Number	%
Up to 500	320,518	41.9	59,850,509	1.0

501 to 5,000	347,619	45.5	617,318,453	10.3

5,001 to 10,000	51,682	6.8	362,663,173	6.1

10,001 to 50,000	40,326	5.3	770,406,978	12.9

50,001 to 100,000	2,857	0.4	195,173,818	3.3

100,001 to 500,000	1,290	0.2	231,643,198	3.9

More than 500,001	275	0.04	3,728,416,876	62.5

Total	764,567	100	5,965,473,005	100

With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA must maintain, from January 1, 2022, an amount of own funds and eligible liabilities equal to 21.46% of the total RWA of its resolution group, on sub-consolidated5 level (hereinafter, the “MREL in RWA”). This MREL in RWA does not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, would be at 3.32%, considering the exposures subject to the calculation of the countercyclical buffer as of June 2023. Given the own funds and eligible liabilities structure of the resolution group, as of September 30, 2023, the MREL in RWA ratio stands at 27.23%6,7 complying with the aforementioned requirement.

In addition, BBVA must reach, since January 1, 2022, an amount of own funds and eligible liabilities in terms of the total exposure considered for calculating the leverage ratio of 7.27% (the “MREL in LR”), of which 5.61% in terms of the total exposure considered for calculating the leverage ratio shall be met with subordinated instruments (the “subordination requirement in LR”).

With the aim of reinforcing compliance with these requirements, BBVA has made several debt issues during the first nine months of 2023. For more information on made issues, see “Structural risks” section within the “Risk management” chapter.

It should be noted that on June 14, 2023 the Group disclosed the receipt of a new communication from the Bank of Spain regarding its MREL requirement, established by the Single Resolution Board (hereinafter “SRB”). In accordance with this communication, BBVA has to reach, starting January 1, 2024, an MREL in RWA equal to 22.11%. This MREL in RWA does not include the applicable combined capital buffer requirement which, according to current regulations and supervisory criteria, would be at 3.32%, considering the exposures subject to the calculation of the countercyclical buffer8 as of June 2023. Given the own funds and eligible liabilities structure of the resolution group, as of September 30, 2023 the MREL in RWA would already comply with the aforementioned requirement.

Lastly, as of September 30, 2023, the Group’s fully-loaded leverage ratio stood at 6.59%9.

5 In accordance with the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB, the resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. As of September 30, 2023, the total RWA of the resolution group amounted to €207,953m and the total exposure considered for the purpose of calculating the leverage ratio amounted to €500,586m.

6 Own resources and eligible liabilities to meet, both, MREL and the combined capital buffer requirement applicable.

7 As of September 30, 2023, the MREL ratio in terms of Leverage Ratio Exposure stands at 11.31% and the subordination ratios in terms of RWA and in terms of Leverage Ratio Exposure, stand at 22.50% and 9.35%, respectively, being preliminary data.

8 The Bank of Spain communicated to BBVA a resolution on the identification of BBVA as Other Systemically Important Institution (hereinafter referred to as O-SII) and the corresponding capital buffer established. According to this resolution the O-SII capital buffer would increase by 25 basis points compared to the previous year applicable buffer, which stands at 100 basis points (1%) by January 1, 2024. This increase is due to the adaptation of the Bank of Spain’s methodology for the determination of the OSII capital buffers in line with the revision of the methodological framework established by the European Central Bank.

9 The Group’s leverage ratio is provisional at the date of release of this report.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

18

Ratings

During the first nine months of 2023, BBVA’s rating has continued to show its strength and all agencies have maintained their rating in the A category. DBRS in March, Fitch in September and Moody’s in October communicated the result of its annual review of BBVA, affirming the rating at A (high), A- and A3, respectively, all three with a stable outlook. On the other hand, S&P has maintained BBVA’s ratings unchanged since the beginning of the year at A, with a stable outlook. The following table shows the credit ratings and outlook assigned by the agencies:

RATINGS

Rating agency	Long term (1)	Short term	Outlook

DBRS	A(high)	R-1 (middle)	Stable

Fitch	A-	F-2	Stable

Moody’s	A3	P-2	Stable

Standard & Poor’s	A	A-1	Stable

(1) Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A- rating, respectively, to BBVA’s long term deposits.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

19

Risk management

Credit risk

Since the beginning of the year, persistent inflation, Central Banks rate increases and the uncertainty surrounding economic growth have been the main factors that have impacted the markets, affecting to a greater or lesser extent depending on the region, reducing credit demand and causing a strain on the payment capacity of families and companies.

Uncertainty continues to be high, and the geopolitical turbulence at the time of drafting of this report could contribute to a rebound in oil prices, and therefore, increase the biases towards more negative scenarios, with downward growth and upward inflation.

By region, the evolution during the year is uneven. In Spain, although an environment of high inflation and higher interest rates continues, the level of household debt is far from its historical highs, and the labor market is expected to remain strong. In Mexico, the improvements in the growth outlook due to the dynamism of private consumption, and the effect of the relocation of industrial production (nearshoring), is positively impacting the labor market. The uncertainty in Turkey continues, although growth remains solid. Despite changes in economic policy, system quality indicators remain at low levels. Finally, in general, growth has been less dynamic in South America, in a context of high inflation and interest rates, negative effects related to the slowdown in China, as well as adverse climatic factors and social conflicts, affecting the economic situation of families and companies.

Calculation of expected losses due to credit risk

For the estimation of expected losses, the models include individual and collective estimates, taking into account the macroeconomic forecasts in accordance with IFRS 9. Thus, the estimate at the end of the quarter includes the effect on expected losses of updating macroeconomic forecasts, which take into account the current global environment.

Additionally, the Group may supplement the expected losses either by the consideration of additional risk drivers, the incorporation of sectorial particularities or that may affect a set of operations or borrowers, following a formal internal process established for the purpose.

Thus, in Spain, during 2021 and 2022, the Loss Given Default (LGD) of certain specific operations considered unlikely to pay was reviewed upwards, with a remaining adjustment as of September 30, 2023 of €407 million without significant variation since the end of the year 2022. In addition, due to the earthquakes that affected an area in the south of Turkey, during the month of February 2023 the classification of the credit exposure recorded in the five most affected cities was reviewed, which led to its reclassification to Stage 2. As of September 30, 2023 the amounts recorded in Stage 2 were €337 million on the balance sheet and €441 million off-balance sheet, with allowances for losses of approximately €38 million at contract level.

On the other hand, the complementary adjustments pending allocation to specific operations or customers as of September 30, 2023 totaled €71m of which €33m correspond to Spain, €30m to Mexico, €2m to Colombia, and €6m to Rest of Business of the Group. As of December 31, 2022, the complementary adjustments pending allocation to specific operations or customers totaled €302m, of which €163m corresponded to Spain, €92m to Mexico, €25m to Peru, €11m to Colombia, €5m to Chile and €6m to Rest of Business of the Group. The change during the nine months ended September 30, 2023 is mainly due to use of provisions and partial releases.

BBVA Group’s credit risk indicators

The evolution of the Group’s main credit risk indicators is summarized below:

–

Credit risk increased in the third quarter of the year by 2.0% (in current and constant terms), with generalized growth at constant exchange rates in all geographic areas except in Peru, where cancellations in both wholesale and “Plan Reactiva” portfolios continue, both with a practically stable evolution.

–

Non-performing loans presented a slight increase at the Group level between June and September 2023 (+1.2% in current and constant terms), with decline in Spain and Turkey, which offset the increases in the rest of the geographical areas. Compared to the end of the previous year, the balance of non-performing loans increased by 2.8% (+3,2% at constant exchange rates), focused on retail portfolio in South America and Mexico, and to a lesser extent, in Rest of Business, affected by three singular customers inflows.

NON-PERFORMING LOANS AND PROVISIONS (MILLIONS OF EUROS)

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

20

–	The NPL ratio declined slightly to 3.3% as of September 30, 2023, which represents an improvement of 3 basis points compared to the previous quarter (7 basis points below that of the end of 2022).

–

Loan-loss provisions remained practically stable compared to the figure at the end of the previous quarter (+0.5% and -0.1% with respect to December 2022), affected by the sale of a default loan portfolio without collateral in Spain.

–	The NPL coverage ratio ended the quarter at 79% (57 basis points below the previous quarter and 228 basis points lower than the end of 2022).

–

The cumulative cost of risk as of September 30, 2023 stood at 1.11%, which is above the previous quarter due to the higher requirements in the retail portfolio in the main geographical areas, offset by the positive dynamics of the wholesale portfolio.

NPL AND NPL COVERAGE RATIOS AND COST OF RISK (PERCENTAGE)

CREDIT RISK (1) (MILLIONS OF EUROS)

	30-09-23	30-06-23	31-03-23	31-12-22	30-09-22
Credit risk	444,984	436,174	428,423	423,669	428,064

Stage 1	394,329	386,711	377,908	371,930	374,509

Stage 2	35,791	34,772	36,373	37,277	38,394

Stage 3 (non-performing loans)	14,864	14,691	14,141	14,463	15,162

Provisions	11,751	11,697	11,661	11,764	12,570

Stage 1	2,143	2,107	2,062	2,067	2,203

Stage 2	2,198	2,181	2,243	2,111	2,247

Stage 3 (non-performing loans)	7,410	7,409	7,357	7,586	8,120

NPL ratio (%)	3.3	3.4	3.3	3.4	3.5

NPL coverage ratio (%) (2)	79	80	82	81	83

  (1) Includes gross loans and advances to customers plus guarantees given.

  (2) The NPL coverage ratio includes the valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). If these valuation corrections had not been taken into account, the NPL coverage ratio would have stood at 78% as of September 30, 2023, 80% as of December 31, 2022 and 82% as of September 30, 2022.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	3Q23 (1)	2Q23	1Q23	4Q22	3Q22

Beginning balance	14,691	14,141	14,463	15,162	15,501

Entries	2,896	2,875	2,256	2,332	1,871

Recoveries	(1,537)	(1,394)	(1,489)	(1,180)	(1,595)

Net variation	1,360	1,481	767	1,152	276

Write-offs	(830)	(877)	(1,081)	(928)	(683)

Exchange rate differences and other	(357)	(54)	(8)	(923)	67

Period-end balance	14,864	14,691	14,141	14,463	15,162

Memorandum item:

Non-performing loans	13,947	13,787	13,215	13,493	14,256

Non performing guarantees given	918	905	926	970	906

  (1) Preliminary data.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

21

Structural risks

Liquidity and funding

Liquidity and funding management at BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs using a wide range of instruments that provide access to a large number of alternative sources of financing. BBVA’s business model, risk appetite framework and funding strategy are designed to reach a solid funding structure based on stable customer deposits, mainly retail (granular). As a result of this model, deposits have a high degree of assurance in each geographical area, close to 60% in Spain and Mexico. In this regard, it is important to note that, given the nature of BBVA’s business, lending is mainly financed through stable customer funds.

One of the key elements in the BBVA Group’s liquidity and funding management is the maintenance of large high-quality liquidity buffers in all geographical areas. In this respect, the Group has maintained during the last 12 months an average volume of high quality liquid assets (HQLA) of €134.29 billion, of which 97% corresponds to maximum quality assets (level 1 in the liquidity coverage ratio, LCR).

Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating). This strategy limits the spread of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity and financing is correctly reflected in the price formation process.

The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:

–

LCR requires banks to maintain a volume of high-quality liquid assets sufficient to withstand liquidity stress for 30 days. BBVA Group’s consolidated LCR remained comfortably above 100% during 2022 and stood at 143% as of September 30, 2023. It should be noted that, given the MPE nature of BBVA, this ratio limits the numerator of the LCR for subsidiaries other than BBVA S.A. to 100% of its net outflows. Therefore, the resulting ratio is below that of the individual units (the LCR of the main components reaches 166% in BBVA, S.A., 163% in Mexico and 230% in Turkey). If this restriction was eliminated, the Group’s LCR ratio would reach 181%.

–

The net stable funding ratio (NSFR) requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The BBVA Group’s NSFR ratio stood at 130% as of September 30, 2023.

The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 30-09-23)

	BBVA, S.A.	Mexico	Turkey	South America

LCR	166%	163%	230%	All countries >100

NSFR	120%	133%	182%	All countries >100

In addition to the above, the most relevant aspects related to the main geographical areas are the following:

–

BBVA, S.A. has maintained a strong position with a large high-quality liquidity buffer, having repaid almost the entire TLTRO III program. During the first nine months of 2023, commercial activity has not had a significant impact on the Bank’s liquidity with a relatively flat evolution in lending, in line with customer deposits. The latter fell in the first quarter, influenced by the seasonal component and by the transfer to off-balance sheet funds, it recovered during the second quarter and it remained stable in the third quarter. On the other hand, in December 2022 the Bank started the repayment of the TLTRO III program for an amount of €12 billion, plus an additional repayment of €12 billion between February and March 2023 and another one of €11 billion in June 2023, which together represent more than the 90% of the original amount, maintaining at all times the regulatory liquidity metrics well above the established minimums.

–

BBVA Mexico continues to present a solid liquidity situation, which has contributed to an efficient management of the cost of funds in an environment of rising interest rates. During the first nine months of the year, however, commercial activity has drained liquidity due to a sustained loan growth, together with outflows of funds in the first months of the year (seasonal effect after relevant inflows at the end of the year), which are not able to recover because of transfers to off-balance sheet funds with higher remuneration.

–

In Turkey, during the first nine months of 2023, the lending gap in local currency has been reduced, due to a greater growth in deposits than in loans. The lending gap in foreign currency has increased due to higher reductions in deposits. Garanti BBVA continues to maintain a stable liquidity position with comfortable ratios. On the other hand, the Central Bank of Turkey has begun to promote a gradual change of FX protected scheme to standard deposits in Turkish lira as an additional step on the economy dedollarization process.

–

In South America, the liquidity situation remains adequate throughout the region. In Argentina, liquidity in the system continues to increase, and so does in BBVA due to a higher growth in deposits than in loans in local currency, without significant variations in foreign currency. In BBVA Colombia, the credit gap declined due to a higher volume of deposits and a slowdown in lending growth. BBVA Peru maintains solid liquidity levels, showing a reduction in the credit gap since the beginning of the year thanks to the positive performance of deposits in contrast to a lower dynamism in lending activity, affected by the expiration of loans covered by COVID-19 programs.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

22

The main wholesale financing transactions carried out by the BBVA Group during the first nine months of 2023 are listed below:

Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date

Senior non-preferred	Jan-23	1,000	EUR	4.625%	Jan-30	Jan-31

Covered bonds	Jan-23	1,500	EUR	3.125%	—	Jul-27

Senior preferred	May-23	1,000	EUR	4.125%	May-25	May-26

Tier 2	Jun-23	750	EUR	Midswap + 280 basis points	Jun-Sep 28	Sep-33

AT1	Jun-23	1,000	EUR	8.375%	Dec-28	Perpetual

Tier 2	Aug-23	300	GBP	8.250%	Aug-Nov 28	Nov-33

AT1	Sep-23	1,000	USD	9.375%	Sep-29	Perpetual

Additionally, in June 2023 BBVA, S.A. completed a securitization of a portfolio of car loans for an amount of €800m.

BBVA Mexico, for its part, carried out two senior issues in the first quarter of the year and a subordinated issue in the second quarter. The first of the senior issues consists of a green bond for 8,689 million Mexican pesos (approximately €470m) with a maturity of 4 years, using the TIIE (Balanced Interbank Interest Rate used in Mexico) rate as a benchmark, at one day +32 basis points; and the second one involves the issuance of a senior bond for 6,131 million Mexican pesos (approximately €331m) at a fixed rate of 9.54% and a term of 7 years. Regarding the subordinated issue carried out in June, it was a USD 1 billion Tier 2 issue for a term of 15 years with an early redemption option after 10 years and at a fixed rate of 8.45%. The main objective of this issue is to achieve a comfortable loss-absorbing capital buffer to comply with TLAC (Total Loss-Absorbing Capacity) requirements, with full implementation in Mexico in 2025.

In Turkey, Garanti BBVA renewed in June a syndicated loan associated with environmental, social and corporate governance (ESG) criteria, consisting of two separate tranches of USD199m and €218.5m, both maturing in one year.

BBVA Colombia announced the launch of the first blue bond in Colombia, together with the International Finance Corporation (IFC), for an amount of USD50m.

Foreign exchange

Foreign exchange risk management aims to reduce both the sensitivity of the capital ratios and the net attributable profit variability to currency fluctuations.

The performance of the Group’s main currencies during the first nine months of 2023 has been very uneven. Due to its relevance for the Group, it should be noted the strength of the Mexican peso, which has appreciated 12.7% against the euro. The other currency which stands out was the Colombian peso (+18.5%). On the negative side, the depreciation of both the Turkish lira (-31.3%), mainly focused on June after the elections, and the Argentine peso (-49.2%), stands out. In both cases, the currencies have been pressured by the negative dynamism of inflation. The rest of currencies evolved moderately during the first nine months of the year: the Peruvian sol (+1.5%), the U.S. dollar (+0.7%) and the Chilean peso (-4.6%).

EXCHANGE RATES (EXPRESSED IN CURRENCY/EURO)

	Year-end exchange rates			Average exchange rates

		Δ % on	Δ % on		Δ % on

	30-09-23	30-09-22	31-12-22	Jan.-Sep.23	Jan.-Sep.22

U.S. dollar	1.0594	(8.0)	0.7	1.0834	(1.8)

Mexican peso	18.5030	6.1	12.7	19.2867	11.8

Turkish lira (1)	29.0514	(37.8)	(31.3)	—	—

Peruvian sol	3.9965	(3.2)	1.5	4.0332	0.5

Argentine peso (1)	370.82	(61.3)	(49.2)	—	—

Chilean peso	960.71	(2.0)	(4.6)	890.01	2.5

Colombian peso	4,328.25	2.1	18.5	4,777.63	(9.5)

(1) According to IAS 21 “The effects of changes in foreign exchange rates”, the year-end exchange rate is used for the conversion of the Turkey and Argentina income statement.

In relation to the hedging of the capital ratios, BBVA covers, in aggregate, 70% of its subsidiaries’ capital excess. The sensitivity of the Group’s CET1 fully-loaded ratio to 10% depreciations in major currencies is estimated at: +18 basis points for the U.S. dollar, -9 basis points for the Mexican peso and -5 basis points for the Turkish lira10. With regard to the hedging of results, BBVA hedges between 40% and 50% of the aggregate net attributable profit it expects to generate in the next 12 months. For each currency, the final amount hedged depends on its expected future evolution, the costs and the relevance of the incomes related to the Group’s results as a whole.

10 This sensitivity does not include the cost of capital hedges, which are currently estimated at 3 basis points per quarter for Mexican peso and 4 basis points per quarter for Turkish lira.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

23

Interest rate

Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of net interest income (short-term) and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group operates. BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking Authority (EBA), with the aim of analyzing the potential impact that could derive from a range of scenarios on the Group’s different balance sheets.

The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. Of particular relevance are assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates. These assumptions are reviewed and adapted at least once a year, to take into account any changes in observed behavior.

At the aggregate level, BBVA continues to have a positive sensitivity toward interest rate increases in the net interest income.

The first nine months of 2023 were characterized by persistent inflation in most of the countries where the Group operates. Although headline inflation continued to show signs of slowing down, core inflation remains at high levels, which together with the growth indicators strength, served as reason for both the ECB and the Fed to consolidate their hawkish messages of high interest rates for a longer time. This positioning from monetary authorities has contributed the sovereign curves to certain rises, particularly in both intermediate and long tranches, and has delayed the expectation of starting a rates cut cycle in the main occidental economies. On the other hand, the peripheral curves spreads started to rise after having been well supported during the year, particularly in Italy. In the case of Mexico, the cycle of rate increases is considered to have ended, but the rates cut expectation is delayed until the first semester of 2024. The central bank of Turkey delves into the tighten of its monetary policy, with significant rate hikes in the third quarter of the year. In South America, after Uruguay, Brazil and Chile, Peru started its rate cut cycle with 25 basis points on September (25 additional basis points on October), and Colombia to follow it is expected before the end of the year. Argentina remains within an uncertainty environment because of the general elections on November.

By area, the main features are:

–

Spain has a balance sheet characterized by a high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedging for the balance sheet, mitigating its sensitivity to interest rate fluctuations. In an environment of higher rates, currently close to their market-predicted terminal values, the interest rate risk profile of the balance sheet has been reduced during the year.

On the other hand, the ECB raised interest rates by 25 basis points at each of its meetings in July and September, bringing the benchmark interest rate to 4.5%, the marginal deposit facility rate at 4.0% and the marginal loan facility rate at 4.75% at the end of the quarter. In this environment, Euribor reference rates continued to rise in the third quarter of 2023, although at a slower pace than in the first six months of the year. Thus, the customer spread is benefiting from the interest rate hikes and the containment in the cost of deposits.

–

Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. In terms of assets that are most sensitive to interest rate movements, the commercial portfolio stands out, while consumer loans and mortgages are mostly at a fixed rate. With regard to the customer funds, the high proportion of non-interest bearing deposits, which are insensitive to interest rate movements, should be highlighted. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited maturities. The monetary policy rate stands at 11.25%, 75 basis points above the end-of-year level of 2022, but stable in the quarter. Regarding customer spread, there has been improvement so far between January and September of 2023, favored by both the containment of the cost of deposits and the positive evolution of the loan yield.

–

In Turkey, the sensitivity of loans, which are mostly fixed-rate but with relatively short maturities, and the ALCO portfolio balance the sensitivity of deposits on the liability side. Thus, the sensitivity of net interest income remains limited, both in Turkish lira and in foreign currencies. The CBRT increased the monetary policy rates, with two hikes each of 500 basis points on September and October from the 25% rate established on its August meeting. The customer spread improved in the third quarter due to the loan yield increases as a result of a positioning strategy against interest rates rises.

–

In South America, the interest rate risk profile remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with limited net interest income sensitivity. In addition, the balance sheets with several currencies, interest rate risk is managed for each of the currencies, showing a very low level of risk. Regarding benchmark rates, in Peru it stood at 7.25% at the end of October after the two cut rates of 25 basis points made by the Peru’s central bank in September and October. In Colombia, with no changes from April, interest rates stand at 13.25%. In Argentina, after the presidential elections in August, interest rates increased significantly by 2,100 basis points to 118%, and has continued to increase to 133%% after the last decision of the central bank on October. The customer spread in Colombia continues to recover as seen in the previous quarter, as well as in Peru, which maintains a constant improvement in the year.

INTEREST RATES (PERCENTAGE)

	30-09-23	30-06-23	31-03-23	31-12-22	30-09-22	30-06-22	31-03-22

Official ECB rate	4.50	4.00	3.50	2.50	1.25	0.00	0.00

Euribor 3 months (1)	3.88	3.54	2.91	2.06	1.01	(0.24)	(0.50)

Euribor 1 year (1)	4.15	4.01	3.65	3.02	2.23	0.85	(0.24)

USA Federal rates	5.50	5.25	5.00	4.50	3.25	1.75	0.50

TIIE (Mexico)	11.25	11.25	11.25	10.50	9.25	7.75	6.50

CBRT (Turkey)	30.00	15.00	8.50	9.00	12.00	14.00	14.00

(1) Calculated as the month average.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

24

Business areas

This section presents the most relevant aspects of the Group’s different business areas. Specifically, for each one of them, it shows a summary of the income statements and balance sheets, the business activity figures and the most significant ratios.

The structure of the business areas reported by the BBVA Group as of September 30, 2023, is the same as the one presented at the end of 2022.

The composition of BBVA Group’s business areas is summarized below:

–	Spain mainly includes the banking, insurance and asset management activities that the Group carries out in this country.

–	Mexico includes banking, insurance and asset management activities in this country, as well as the activity that BBVA Mexico carries out through its agency in Houston.

–	Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

–	South America includes banking, financial, insurance and asset management activities conducted, mainly, in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.

–	Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and BBVA’s branches in Asia.

The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function; structural exchange rate positions management; portfolios whose management is not linked to customer relations, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as such portfolios and assets’ funding. Finally, in the description of this aggregate, it is worth mentioning that the Corporate Center tax expense includes the difference between the effective tax rate in the period of each business area and the expected tax rate of the Group for the year as a whole.

In addition to these geographical breakdowns, supplementary information is provided for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. This business is relevant to have a broader understanding of the Group’s activity and results due to the important features of the type of customers served, products offered and risks assumed.

The information by business areas is based on units at the lowest level and/or companies that make up the Group, which are assigned to the different areas according to the main region or company group in which they carry out their activity.

Regarding the shareholders’ funds allocation, in the business areas, a capital allocation system based on the consumed regulatory capital is used.

Finally, it should be noted that, as usual, in the case of the different business areas, that is, Mexico, Turkey, South America and Rest of Business, and, additionally, CIB, in addition to the year-on-year variations applying current exchange rates, the variations at constant exchange rates are also disclosed.

GROSS INCOME (1), OPERATING INCOME (1) AND NET ATTRIBUTABLE PROFIT (1) BREAKDOWN (PERCENTAGE. JAN.-SEP. 2023)

(1) Excludes the Corporate Center.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

25

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Σ Business areas	Corporate Center

Jan.-Sep.23

Net interest income	17,843	4,053	8,164	1,581	3,892	405	18,096	(253)

Gross income	22,104	5,833	10,475	2,310	3,577	852	23,047	(943)

Operating income	12,863	3,532	7,300	1,264	1,900	424	14,420	(1,557)

Profit (loss) before tax	9,487	3,053	5,472	1,089	1,021	410	11,044	(1,558)

Net attributable profit (loss) excluding non-recurring impacts	5,961	2,110	3,987	367	496	322	7,282	(1,321)

Net attributable profit (loss)	5,961	2,110	3,987	367	496	322	7,282	(1,321)

Jan.-Sep.22 (1)

Net interest income	13,790	2,687	5,922	1,961	3,074	243	13,887	(97)

Gross income	18,255	4,620	7,661	2,347	3,186	584	18,399	(144)

Operating income	10,428	2,477	5,218	1,561	1,693	217	11,166	(737)

Profit (loss) before tax	7,844	2,107	3,896	1,205	1,148	229	8,585	(741)

Net attributable profit (loss) excluding non-recurring impacts (2)	4,997	1,505	2,918	333	625	182	5,563	(566)

Net attributable profit (loss)	4,795	1,304	2,918	333	625	182	5,361	(566)

 (1) Balances restated according to IFRS 17 - Insurance contracts.

 (2) Non-recurring impacts includes the net impact arisen from the purchase of offices in Spain in the second quarter of 2022.

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Σ Business areas	Corporate Center	Deletions

30-09-23

Loans and advances to customers	376,336	173,619	86,727	37,466	42,119	37,862	377,794	129	(1,587)

Deposits from customers	403,861	212,725	86,373	51,104	44,535	10,204	404,942	191	(1,272)

Off-balance sheet funds	160,485	93,024	52,741	7,894	6,345	480	160,484	1	—

Total assets/liabilities and equity	757,736	437,757	173,017	69,272	67,136	55,740	802,923	22,671	(67,858)

RWAs	357,972	117,112	88,290	53,056	50,255	35,087	343,799	14,173	—

31-12-22 (1)

Loans and advances to customers	357,351	173,971	71,231	37,443	38,437	37,375	358,456	278	(1,383)

Deposits from customers	394,404	221,019	77,750	46,339	40,042	9,827	394,978	187	(760)

Off-balance sheet funds	150,172	86,759	38,196	6,936	17,760	520	150,170	2	—

Total assets/liabilities and equity	712,092	427,116	142,557	66,036	61,951	49,952	747,613	22,719	(58,239)

RWAs	337,066	114,474	71,738	56,275	46,834	35,064	324,385	12,682	—

 (1) Balances restated according to IFRS 17 - Insurance contracts.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

26

NUMBER OF EMPLOYEES	NUMBER OF BRANCHES

NUMBER OF ATMS

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

27

Spain

Highlights

•	Growth in consumer loans, SMEs and public sector during the year

•	Net interest income dynamism continues

•	Very significant improvement of the efficiency ratio

•	Cost of risk remains at low levels

BUSINESS ACTIVITY (1) (VARIATION COMPARED TO 31-12-22)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

28

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.23	Δ %	Jan.-Sep. 22 (1)

Net interest income	4,053	50.8	2,687

Net fees and commissions	1,603	(2.0)	1,635

Net trading income	309	(6.2)	329

Other operating income and expenses	(132)	n.s.	(31)

Of which: Insurance activities	278	2.9	270

Gross income	5,833	26.3	4,620

Operating expenses	(2,301)	7.3	(2,144)

Personnel expenses	(1,292)	10.5	(1,169)

Other administrative expenses	(723)	8.3	(668)

Depreciation	(286)	(6.8)	(307)

Operating income	3,532	42.6	2,477

Impairment on financial assets not measured at fair value through profit or loss	(405)	21.9	(332)

Provisions or reversal of provisions and other results	(74)	100.4	(37)

Profit (loss) before tax	3,053	44.9	2,107

Income tax	(941)	56.9	(600)

Profit (loss) for the period	2,112	40.1	1,507

Non-controlling interests	(2)	(31.6)	(3)

Net attributable profit (loss) excluding non-recurring impacts	2,110	40.2	1,505

Net impact arisen from the purchase of offices in Spain	—	—	(201)

Net attributable profit (loss)	2,110	61.9	1,304

Balance sheets	30-09-23	Δ %	31-12-22 (1)

Cash, cash balances at central banks and other demand deposits	34,461	(29.9)	49,185

Financial assets designated at fair value	138,913	9.9	126,413

Of which: Loans and advances	58,053	38.5	41,926

Financial assets at amortized cost	214,593	4.9	204,528

Of which: Loans and advances to customers	173,619	(0.2)	173,971

Inter-area positions	41,660	7.0	38,924

Tangible assets	2,882	(3.6)	2,990

Other assets	5,248	3.4	5,076

Total assets/liabilities and equity	437,757	2.5	427,116

Financial liabilities held for trading and designated at fair value through profit or loss	104,052	23.0	84,619

Deposits from central banks and credit institutions	41,839	(19.1)	51,702

Deposits from customers	212,725	(3.8)	221,019

Debt certificates	48,733	19.5	40,782

Inter-area positions	—	—	—

Other liabilities	15,979	0.7	15,870

Regulatory capital allocated	14,429	9.9	13,124

Relevant business indicators	30-09-23	Δ %	31-12-22

Performing loans and advances to customers under management (2)	170,282	(0.5)	171,209

Non-performing loans	7,931	0.5	7,891

Customer deposits under management (2)	211,611	(3.9)	220,140

Off-balance sheet funds (3)	93,024	7.2	86,759

Risk-weighted assets	117,112	2.3	114,474

Efficiency ratio (%)	39.4		47.5

NPL ratio (%)	4.0		3.9

NPL coverage ratio (%)	55		61

Cost of risk (%)	0.31		0.28

(1) Balances restated according to IFRS 17 - Insurance contracts.

(2) Excluding repos.

(3) Includes mutual funds, customer portfolios and pension funds.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

29

Macro and industry trends

According to the latest estimate from BBVA Research, GDP growth will converge to around 2.4% in 2023 (unchanged from the previous forecast) and 1.8% in 2024 (30 basis points lower than previously expected). Despite the relative resilience of activity in recent quarters, largely related to the dynamism of the services sector, exports, and the labor market, as well as the effect of the European recovery funds, growth is expected to continue to moderate going forward, in line with the slowdown in growth in the Eurozone and the prospects of tighter monetary conditions and higher oil prices. Annual inflation, which reached 3.5% in September, will remain slightly above this level—and higher than previously expected—in the last quarter of 2023 and during most of 2024, pressured by recent increases in oil prices and the strength of the services sector.

As for the banking system, data at the end of July 2023 showed that the volume of credit to the private sector declined by 3.1% year-on-year. At the June close, household and corporate loan portfolios fell by 1.7% and 3.7% year-on-year, respectively. Customer deposits fell by 3.9% year-on-year as of the end of July 2023, due to an 8.1% reduction in demand deposits. This was not offset by the growth in time deposits (+49.6% year-on-year). The NPL ratio continued to decline, falling to 3.56% in August 2023, 30 basis points below the figure of the same period of the previous year. Furthermore, the system maintains comfortable solvency and liquidity levels.

Activity

The most relevant aspects related to the area’s activity during the first nine months of 2023 were:

–

Lending balances were in line with the end of December (-0.5%). By portfolios, loans to the public sector (+6.5%), consumer loans (+4.2%, including credit cards) and loans to SMEs (+2.3%) were offset by mortgage cancellations made by some customers and deleveraging by large corporations (-2.4%).

–

Total customer funds remained relatively stable (-0.7%). Lower demand deposit balances (-5.5%) were partially offset mainly by off-balance sheet funds growth (mutual and pension funds, 7.2% overall), which increased mainly as a result of net contributions during the first nine months of the year.

The most relevant aspects related to the area’s activity during the third quarter of 2023 were:

–

Lending activity remained flat compared to the previous quarter (-0.3%) mainly due to the seasonal reduction in loans to the public sector (-13.3%), offset by the consumer loans (+3.4%, including credit cards), loans to large corporations (+2.6%) and SMEs (+0.6%). On the other hand, mortgage loans remained stable during the quarter (+0.1%).

–

Regarding credit quality, the NPL ratio decreased 7 basis points compared to the previous quarter and stands at 4.0%, favored by both the positive dynamics of the wholesale portfolio and the impact of the sale of a default loan portfolio without collateral (non-performing loans and write-offs). As a result of this sale and given the high coverage level of the portfolio sold, the NPL coverage ratio decreased during the quarter to 55%.

–

Total customer funds remained stable in the quarter (-0.4%). Customer deposits declined (-0.7%) influenced by seasonality, while off-balance sheet funds (mutual and pension funds) increased slightly (+0.2%), mainly due to the volume of net contributions, which offset the slight negative impact of the market evolution.

Results

Spain generated a net attributable profit of €2,110m in the first nine months of 2023, 61.9% higher than in the same period of the previous year, thanks again to the strength of the net interest income, which boosted gross income growth and comfortably offset the increase in expenses.

The most notable aspects of the year-on-year changes in the area’s income statement at the end of September 2023 were:

–	Net interest income grew by 50.8% and continues to benefit from the improvement in customer spreads derived from the interest rate hikes.

–	Net fees and commissions were lower than the same period of the previous year (-2.0%), as a result of a lower contribution from banking services fees.

–	Decrease in the year-on-year NTI contribution (-6.2%), despite the favorable evolution of Global Markets.

–

Other operating income and expenses compare negatively with the same period of the previous year, due to the €215m recorded in this line, corresponding to the total annual amount paid for the temporary tax on credit institutions and financial credit establishments. On the other hand, the contribution to SRF was lower than in the same period of the previous year, and the performance of the insurance business improved compared to the same period of 2022.

–

Operating expenses continued to increase (+7.3%), although well below the growth of gross income (+26.3%), which allowed a very significant improvement of the efficiency ratio by 695 basis points in the last twelve months. The increase in operating expenses is due to both higher fixed remuneration to personnel, with additional measures that improve those of the sectoral wage increase agreement, and higher general expenses, especially higher IT expenses.

–

Impairment on financial assets increased 21.9% due to higher loan-loss provisions, mainly in the retail portfolio, which were affected by a higher rate environment, and together with some positive non-recurring items recorded in the first nine months of 2022. As a result of the above, the cumulative cost of risk at the end of September 2023 increased to 0.31%, which is 4 basis points above the cumulative figure at the end of the first half of the year.

In the third quarter of 2023, Spain generated a net attributable profit of €879m, which represents a growth of +27.4% compared to the previous quarter. The evolution between July and September was marked again by both the favorable performance of the net interest income (+11.0%), as well as by the improvement in the other operating income and expenses line compared to the second quarter, which included the contribution to the SRF.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

30

Mexico

Highlights

•	Lending activity acceleration in the quarter, with greater dynamism of the retail segment

•	Net interest income continues to grow at double digit rates

•	Favorable evolution of the efficiency ratio

•	Quarterly net attributable profit continues at high levels

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-22)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: +39.9%.	(1) At current exchange rate: +36.7%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

31

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.23	Δ %	Δ % (1)	Jan.-Sep. 22 (2)

Net interest income	8,164	37.9	23.3	5,922

Net fees and commissions	1,626	38.2	23.6	1,176

Net trading income	384	18.8	6.3	324

Other operating income and expenses	300	25.7	12.5	239

Gross income	10,475	36.7	22.3	7,661

Operating expenses	(3,175)	30.0	16.3	(2,443)

Personnel expenses	(1,492)	34.6	20.4	(1,109)

Other administrative expenses	(1,337)	28.1	14.6	(1,043)

Depreciation	(346)	18.9	6.4	(291)

Operating income	7,300	39.9	25.2	5,218

Impairment on financial assets not measured at fair value through profit or loss	(1,827)	43.1	28.0	(1,277)

Provisions or reversal of provisions and other results	(1)	(97.4)	(97.7)	(45)

Profit (loss) before tax	5,472	40.4	25.7	3,896

Income tax	(1,484)	51.8	35.8	(978)

Profit (loss) for the period	3,988	36.7	22.3	2,918

Non-controlling interests	(1)	37.0	22.6	(1)

Net attributable profit (loss)	3,987	36.7	22.3	2,918

Balance sheets	30-09-23	Δ %	Δ % (1)	31-12-22 (2)

Cash, cash balances at central banks and other demand deposits	9,781	(26.1)	(34.4)	13,228

Financial assets designated at fair value	60,945	30.9	16.1	46,575

Of which: Loans and advances	4,162	176.2	145.1	1,507

Financial assets at amortized cost	94,960	23.0	9.1	77,191

Of which: Loans and advances to customers	86,727	21.8	8.0	71,231

Tangible assets	2,329	18.2	4.9	1,969

Other assets	5,002	39.2	23.5	3,593

Total assets/liabilities and equity	173,017	21.4	7.7	142,557

Financial liabilities held for trading and designated at fair value through profit or loss	33,063	28.0	13.5	25,840

Deposits from central banks and credit institutions	11,677	165.3	135.3	4,402

Deposits from customers	86,373	11.1	(1.4)	77,750

Debt certificates	9,189	18.5	5.1	7,758

Other liabilities	21,868	28.8	14.3	16,976

Regulatory capital allocated	10,845	10.3	(2.1)	9,831

Relevant business indicators	30-09-23	Δ %	Δ % (1)	31-12-22

Performing loans and advances to customers under management (2)	87,362	21.7	8.0	71,788

Non-performing loans	2,385	23.0	9.1	1,939

Customer deposits under management (3)	85,157	10.4	(2.0)	77,117

Off-balance sheet funds (4)	52,741	38.1	22.5	38,196

Risk-weighted assets	88,290	23.1	9.2	71,738

Efficiency ratio (%)	30.3			31.7

NPL ratio (%)	2.6			2.5

NPL coverage ratio (%)	127			129

Cost of risk (%)	2.94			2.49

(1) At constant exchange rate.

(2) Balances restated according to IFRS 17 - Insurance contracts.

(3) Excluding repos.

(4) Includes mutual funds, customer portfolios and other off-balance sheet funds.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

32

Macro and industry trends

The economy continues to expand at a relatively high rate, faster than anticipated, due to the dynamism of private consumption, the resilience of the manufacturing sector, the effects on private investment of the prospects for nearshoring of industrial production outside of China and the impact of higher public spending on the construction sector, amid improved growth prospects in the United States. According to BBVA Research, GDP could grow around 3.2% in 2023 and 2.6% in 2024 (in both cases, 80 basis points higher than the previous forecast). Annual inflation eased to 4.5% in September and will probably continue to gradually moderate in the coming quarters, remaining around 3.8% on average in 2024. Policy rates, which stood at 11.25% at the end of September, are expected to begin to be cut somewhat later than expected, starting at the beginning of 2024.

With respect to the banking system, at the end of August 2023 the volume of outstanding credit to the non-financial private sector increased by 10.5% in year-on-year terms, with a greater boost from the consumer portfolio (+18.2%), followed by mortgages (+10.3%) and businesses (+7.5%). Growth in total deposits remained at 8.7% in August 2023, in line with recent months. Time deposits slowed slightly in August (+15.3% year-on-year). The industry’s non-performing loans remained stable at around 2.36% and capital ratios are at comfortable levels.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rate. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during the first nine months of 2023 were:

–

Lending activity (performing loans under management) grew by 8.0% between January and September 2023 due to the positive evolution of the retail portfolio and the wholesale portfolio, the latter with better dynamics compared to the first half of 2023. The wholesale portfolio, which includes large companies and public sector, grew by 4.5%, highlighting the dynamism of the business segment (+4.0%). On the other hand, the retail portfolio grew at a rate of 10.8%, which supports the trend observed since the beginning of the year. Within this segment, consumer loans grew by 13.5%, credit cards by 12.8%, mortgage loans by 6.0%, and loans to SMEs by 17.1%. The loans portfolio continued to show a high diversification, of which 47.9% of the total correspond to the wholesale portfolio and the remaining 52.1% to the retail portfolio.

–

Customer deposits under management declined between January and September of 2023 (-2.0%) due to the high rates environment and the containment of the cost of liabilities policy implemented by BBVA Mexico. The above was mainly offset by the growth of off-balance sheet funds, which was very relevant, particularly in mutual funds, which increased at a rate of 20.9% between January and September 2023.

The most relevant aspects related to the area’s activity in the third quarter of 2023 were:

–

Lending activity (performing loans under management) recorded a quarterly increase of 3.3%, with growth in both the wholesale and retail portfolios (+2.8% and +3.4%, respectively). During the quarter, the dynamism of the retail segment stands out as a result of the strong private consumption, which is supported by the favorable evolution of employment and the increase in real wages. In the wholesale portfolio, the public sector segment stood out, which increased by 8.9% in the third quarter.

–

With regard to the asset quality indicators, the NPL ratio continues to be at comfortable levels and stood at 2.6% at the end of September 2023, which represents a growth of 9 basis points compared to the previous quarter and practical stability compared to the end of the year 2022 (+4 basis points). On the other hand, the NPL coverage ratio decreased to 127% at the end of September 2023, affected by the partial release of previous provisions, because of additional adjustments not assigned to particular clients or operations due to the performance observed in the portfolios associated with them.

–

Customer deposits under management increased compared to the previous quarter (+1.9%), due to both higher demand deposits (+0.9%) and time deposits (+7.2%). On the other hand, off-balance sheet funds continued to grow at a rate of 5.9%.

Results

In Mexico, BBVA achieved a cumulative net attributable profit of €3,987m by the end of September 2023, representing an increase of 22.3% compared to the same period in 2022, mainly as a result of the significant growth in net interest income, thanks to the strong boost of the activity and the improvement in the customer spread.

The most relevant aspects of the year-on-year changes in the income statement at the end of September 2023 are summarized below:

–

Net interest income recorded a significant growth (+23.3%), as a result of strong dynamism of lending activity and a price management efficiency (keeping the cost of deposits contained), with an improvement in customer spreads associated with a higher bias towards retail portfolio.

–

Net fees and commissions, boosted by greater transactional banking, continued to increase at double digit (+23.6%), with growth in almost all commissions types, highlighting both credit cards and those derived from mutual funds management.

–

The contribution from NTI increased (+6.3%) mainly as a result of the good performance of Global Markets, with a significant contribution from the foreign currency operations. The NTI showed a decline as a result of a bond swap operation associated with balance-sheet management.

–	The other operating income and expenses line grew 12.5%, driven by the evolution of the insurance business.

–

Operating expenses increased (+16.3%), with higher personnel expenses due to salary adjustments and an increase in the workforce in a context of strong growth in activity, and the increase of general expenses linked to inflation, particularly

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

33

marketing and technology. Despite the above, the efficiency ratio continued to evolve favorably, with a significant improvement of 158 basis points compared to twelve months earlier.

–

Loan-loss provisions increased (+28.0%), mainly due to the higher provisioning needs of the retail portfolio, mainly in consumer and credit cards, partially affected by the strong increase of these segments. For its part, the cumulative cost of risk at the end of September 2023 stood at 2.94%, which is above the one registered at the end of June 2023 (+8 basis points).

In the quarter, and excluding the exchange rate effects, BBVA Mexico generated net attributable profit of €1,324m. The good performance of the recurring income during the quarter was partially offset by a lower contribution of the NTI (mainly by the bond swap mentioned above), which, together with a somewhat higher impairment on financial assets, keeps the net attributable profit in line with the previous quarter(-0.4%).

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

34

Turkey

Highlights

•	The dedollarization of the balance sheet continues in the quarter

•	Improvement of the NPL ratio and NPL coverage ratio

•	The cost of risk remains at low levels

•	Net attributable profit of the third quarter negatively impacted by the hyperinflation adjustment and the increase in the tax rate

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-22)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CURRENT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

35

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.23	Δ %	Δ % (1)	Jan.-Sep. 22 (2)

Net interest income	1,581	(19.3)	21.3	1,961

Net fees and commissions	630	35.9	103.6	463

Net trading income	798	35.0	102.4	591

Other operating income and expenses	(699)	4.6	(41.5)	(668)

Gross income	2,310	(1.6)	184.0	2,347

Operating expenses	(1,046)	33.1	93.6	(786)

Personnel expenses	(589)	29.7	94.1	(454)

Other administrative expenses	(346)	46.4	116.9	(236)

Depreciation	(112)	16.4	44.0	(96)

Operating income	1,264	(19.0)	n.s.	1,561

Impairment on financial assets not measured at fair value through profit or loss	(84)	(70.4)	(55.5)	(285)

Provisions or reversal of provisions and other results	(91)	28.3	75.0	(71)

Profit (loss) before tax	1,089	(9.7)	n.s.	1,205

Income tax	(658)	(26.1)	8.6	(890)

Profit (loss) for the period	431	36.7	n.s.	315

Non-controlling interests	(64)	n.s.	n.s.	18

Net attributable profit (loss)	367	10.2	n.s.	333

Balance sheets	30-09-23	Δ %	Δ % (1)	31-12-22 (2)

Cash, cash balances at central banks and other demand deposits	11,493	89.6	175.9	6,061

Financial assets designated at fair value	4,134	(20.5)	15.6	5,203

Of which: Loans and advances	1	(75.4)	(64.1)	3

Financial assets at amortized cost	50,311	(2.5)	41.8	51,621

Of which: Loans and advances to customers	37,466	0.1	45.6	37,443

Tangible assets	1,471	21.3	66.4	1,213

Other assets	1,863	(3.9)	37.5	1,938

Total assets/liabilities and equity	69,272	4.9	52.4	66,036

Financial liabilities held for trading and designated at fair value through profit or loss	2,089	(2.3)	42.2	2,138

Deposits from central banks and credit institutions	2,447	(14.8)	24.0	2,872

Deposits from customers	51,104	10.3	60.5	46,339

Debt certificates	2,777	(14.2)	24.9	3,236

Other liabilities	4,333	(8.6)	30.5	4,741

Regulatory capital allocated	6,521	(2.8)	41.1	6,711

Relevant business indicators	30-09-23	Δ %	Δ % (1)	31-12-22

Performing loans and advances to customers under management (3)	37,493	0.8	46.7	37,191

Non-performing loans	1,991	(23.3)	11.5	2,597

Customer deposits under management (3)	49,775	9.2	58.9	45,592

Off-balance sheet funds (4)	7,894	13.8	65.6	6,936

Risk-weighted assets	53,056	(5.7)	36.9	56,275

Efficiency ratio (%)	45.3			33.5

NPL ratio (%)	3.8			5.1

NPL coverage ratio (%)	100			90

Cost of risk (%)	0.26			0.94

(1) At constant exchange rate.

(2) Balances restated according to IFRS 17 - Insurance contracts.

(3) Excluding repos.

(4) Includes mutual funds and pension funds.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

36

Macro and industry trends

Since the general elections held in May 2023, there are increasing signs of changes in economic policy in general, and monetary policy in particular, which point to a gradual reversal of the current macroeconomic distortions. Benchmark interest rates were increased from 8.5% to 35% in October and may continue to rise further in the coming months in order to curb inflation, which reached 61.5% in September on a year-on-year basis, and thus provide greater stability for the Turkish lira. Economic growth is expected to reach 4.5% in 2023 (the same forecast as three months ago) and 3.5% in 2024 (150 basis points higher than the previous forecast), supported by a still dovish fiscal policy. Despite the high uncertainty, due in large part to doubts about the duration and scale of the current economic policy fine-tuning, it is likely that the pace of GDP growth will slow down. Eventually, pressures on inflation will ease, although it will remain at high levels, fueled by fiscal stimulus, exchange rate depreciation and the high momentum of the repricing process, among other factors.

As for the Turkish banking system, the effect of inflation remains strong. Total lending in the system increased 57.7% on a year-on-year basis in August, at similar levels to the previous months. The credit stock continued to be driven by the rise of consumer finance and credit cards (+110.3% year-on-year) while credit to businesses grew slightly less (+46.9% year-on-year). Total deposits increased at the end of August to 68.5% on a year-on-year basis. Turkish lira deposits continued to grow in the same month (+114.3%), while U.S. dollar deposits grew much more slowly (+28.6%). Dollarization stood at 42% at the end of August 2023 (versus 55% a year earlier, boosted by regulatory measures put in place since last year to encourage the growth of Turkish lira deposits). The system’s NPL ratio continued to fall in recent months and in August 2023 was 1.61% (77 basis points lower than in the same month of 2022) and capital indicators remained at more than comfortable levels on the same date.

Unless expressly stated otherwise, all comments below on rates of changes for both activity and results, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators. For the conversion of these figures, the end of period exchange rate as of September 30, 2023 is used, reflecting the considerable depreciation by the Turkish lira in the last year, in particular during the second quarter of 2023, with a negative impact in the accumulated results at the end of September 2023. Likewise, the Balance sheet, the Risk-Weighted Asset (RWA) and the equity are affected.

Activity

The most relevant aspects related to the area’s11 activity in the first nine months of 2023 were:

–

Lending activity (performing loans under management) increased by 46.7% between January and September 2023, mainly driven by the growth in Turkish lira loans (+42.0%). This growth was mainly supported by the performance of credit cards and, to a lesser extent, of loans to companies. Foreign currency loans (in U.S. dollars) increased by 4.5%, favored by the increase in activity with customers focused on foreign trade (with natural hedging of exchange rate risk).

–

Customer deposits (74% of the area’s total liabilities as of September 30, 2023) remained the main source of funding for the balance sheet and increased by 58.9%. The positive performance of Turkish lira time deposits (+93.7%), which represent a 80% of total customer deposits in local currency, is noteworthy. Balances deposited in foreign currency (in U.S. dollars) continued their downward path and decreased by 11.1%, with transfers from foreign currency time deposits to Turkish lira time deposits observed under a foreign exchange protection scheme. Thus, as of September 30, 2023, Turkish lira deposits accounted for 61% of total customer deposits in the area. For its part, off-balance sheet funds grew by 65.6%.

The most relevant aspects related to the area’s activity in the third quarter of 2023 were:

–

Lending activity (performing loans under management) increased by 8.0%, mainly driven by the growth in Turkish lira loans (+11.3%). On the other hand, the foreign currency loan balance remained stable compared to the end of the previous quarter (-0.8%).

–

In terms of asset quality, the NPL ratio decreased 36 basis points from that at the end of June 2023 to 3.8% and 126 basis points below the figure at the end of 2022 mainly due to higher activity, supported by recoveries and repayments in the wholesale segment, which continued in the quarter. The NPL coverage ratio recorded an increase of 307 basis points in the quarter to 100% as of June 30, 2023, mainly due to a decrease in non-performing balances, which is higher than the decrease of provisions.

–

Customer deposits increased by 3.1%, mainly thanks to the performance of Turkish lira time deposits (+11.8%) and off-balance sheet funds, which grew by 19.1%. On the other hand, balances deposited in foreign currency (in U.S. dollars) remained flat (-0.7%).

Results

Turkey generated a net attributable profit of €367m during the first nine months of 2023, which compares positively with the accumulated result reached at the end of September 2022, both periods reflecting the impact of the application of hyperinflation accounting.

As mentioned above, the year-on-year comparison of the accumulated income statement at the end of September 2023 at current exchange rate is affected by the strong depreciation of the Turkish lira in the last year (-37.8%). To exclude this effect, the highlights of the results for the first nine months of the year at constant exchange rate are summarized below:

–

Net interest income recorded a year-on-year growth of 21.3%, mainly due to the growth in Turkish lira loans, as well as higher income from the securities portfolio in Turkish lira. This is partially offset by the decline in the Turkish lira spread.

11 The variation rates of loans in Turkish lira and loans in foreign currency (U.S. dollars) only refer to Garanti Bank. Thus they exclude the subsidiaries of Garanti BBVA, mainly in Romania and Netherlands.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

37

–	Net fees and commissions increased by 103.6%, favored by the performance in payment systems fees, money transfers, brokerage activity, guarantees and asset management.

–	NTI showed an excellent performance (+102.4%) thanks to the increase in the results of the Global Markets unit, favored by foreign exchange operations and portfolio sales.

–

The other operating income and expenses line showed a balance of €-699m, which compares favorably with the previous year. This line includes, among others, the loss in the value of the net monetary position due to the country’s inflation rate, which stood below the loss recorded in the first nine months of 2022, partially offset by the income derived from inflation-linked bonds (CPI linkers), which were higher in relation to those obtained in the first nine months of 2022. It is also worth highlighting the improved performance of the results of Garanti BBVA’s subsidiaries, also included in this line.

–

Operating expenses increased by 93.6%, with growth both in personnel, as a result of salary improvements to compensate for the loss of purchasing power of the workforce, and in general expenses, where higher expenses in technology stand out, as well as the institutional donation made by the BBVA Group to help those affected by the earthquake that struck an area in the south of the country last February.

–

Impairment on financial assets decreased by 55.5%, mainly due to improvements in credit quality and the repayments in the wholesale segments, which led to a significant improvement in the accumulated cost of risk as of September 30, 2023 to 0.26% from the 0.89% at the end of September of the previous year.

–

The provisions and other results line closed September 2023 with a higher loss than in the same period of the previous year, mainly due to the update of the provisions for commitments with personnel and also as a result of higher provisions for contingent risks and commitments.

–

Lastly, the accumulated tax expense at the end of September 2023 reflects both the positive impact of the revaluation, for tax purposes, of Garanti BBVA’s real estate and other depreciable assets that has generated a credit in corporate income tax rate -mainly in the first quarter of the year-, due to the higher tax base of the assets, and the increase of the corporate tax rate in Turkey from 25% to 30%, with retrospective application from January 1, 2023, which has negatively impacted the financial statements since the third quarter.

In the third quarter of 2023, the net attributable profit stood at €-158m, mainly due to the negative adjustment for hyperinflation, which has been significantly higher than in the previous quarter due to the higher inflation rate registered in the third quarter (25.1% vs 6.4% in the previous quarter), as well as to the tax rate increase mentioned above.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

38

South America

Highlights

•	Growth in lending activity

•	Excellent evolution of the net interest income

•	Favorable NTI evolution

•	Higher adjustment for hyperinflation in Argentina

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-22)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +12.2%.	(1) At current exchange rates: -20.6%.

(2) The variation in customer funds under management is affected by the transfer of the pension funds managed by the Pension Fund Administrator that the BBVA Group maintains in Bolivia to the Public Long-Term Social Security Manager of Bolivia.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

39

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.23	Δ %	Δ % (1)	Jan.-Sep. 22 (2)

Net interest income	3,892	26.6	67.6	3,074

Net fees and commissions	584	(4.1)	18.9	608

Net trading income	386	8.7	33.6	355

Other operating income and expenses	(1,285)	51.0	68.5	(851)

Gross income	3,577	12.3	52.9	3,186

Operating expenses	(1,677)	12.3	40.8	(1,493)

Personnel expenses	(779)	9.1	39.4	(714)

Other administrative expenses	(762)	17.3	48.8	(650)

Depreciation	(136)	4.7	13.0	(130)

Operating income	1,900	12.2	65.5	1,693

Impairment on financial assets not measured at fair value through profit or loss	(864)	79.2	110.0	(482)

Provisions or reversal of provisions and other results	(15)	(75.9)	(70.7)	(63)

Profit (loss) before tax	1,021	(11.0)	49.1	1,148

Income tax	(265)	9.8	215.8	(241)

Profit (loss) for the period	756	(16.6)	25.8	906

Non-controlling interests	(260)	(7.6)	37.5	(281)

Net attributable profit (loss)	496	(20.6)	20.5	625

Balance sheets	30-09-23	Δ %	Δ % (1)	31-12-22 (2)

Cash, cash balances at central banks and other demand deposits	7,228	(6.1)	(1.3)	7,695

Financial assets designated at fair value	11,519	7.3	18.9	10,739

Of which: Loans and advances	224	47.9	24.8	152

Financial assets at amortized cost	45,000	11.3	9.5	40,448

Of which: Loans and advances to customers	42,119	9.6	7.3	38,437

Tangible assets	1,115	2.5	8.5	1,088

Other assets	2,274	14.8	15.7	1,981

Total assets/liabilities and equity	67,136	8.4	9.9	61,951

Financial liabilities held for trading and designated at fair value through profit or loss	3,209	14.1	(1.9)	2,813

Deposits from central banks and credit institutions	5,121	(8.7)	(11.7)	5,610

Deposits from customers	44,535	11.2	13.1	40,042

Debt certificates	3,055	3.3	3.0	2,956

Other liabilities	5,189	11.5	33.9	4,655

Regulatory capital allocated	6,028	2.6	4.1	5,874

Relevant business indicators	30-09-23	Δ %	Δ % (1)	31-12-22

Performing loans and advances to customers under management (3)	42,014	9.2	6.9	38,484

Non-performing loans	2,253	22.8	16.9	1,835

Customer deposits under management (4)	44,535	11.2	13.1	40,042

Off-balance sheet funds (5)	6,345	(64.3)	(62.9)	17,760

Risk-weighted assets	50,255	7.3	8.5	46,834

Efficiency ratio (%)	46.9			46.3

NPL ratio (%)	4.6			4.1

NPL coverage ratio (%)	93			101

Cost of risk (%)	2.50			1.69

(1) At constant exchange rates.

(2) Balances restated according to IFRS 17 - Insurance contracts.

(3) Excluding repos.

(4) Excluding repos and including specific marketable debt securities.

(5) Includes mutual funds, customer portfolios in Colombia and Peru and pension funds in Bolivia as of 31-12-2022.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

40

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)
	Operating income				Net attributable profit (loss)
Country	Jan.-Sep.23	Δ %	Δ % (1)	Jan.-Sep. 22 (2)	Jan.-Sep.23	Δ %	Δ % (1)	Jan.-Sep. 22 (2)
Argentina	487	51.9	n.s.	321	138	(11.9)	n.s.	156

Colombia	356	(31.7)	(24.6)	522	115	(47.5)	(41.9)	218

Peru	817	20.2	19.6	680	155	(8.0)	(8.4)	168

Other countries (3)	240	40.4	36.8	171	89	8.2	5.2	83

Total	1,900	12.2	65.5	1,693	496	(20.6)	20.5	625

(1) Figures at constant exchange rates.

(2) Balances restated according to IFRS 17 - Insurance contracts.

(3) Bolivia, Chile (Forum), Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)
	Argentina		Colombia		Peru
	30-09-23	31-12-22	30-09-23	31-12-22	30-09-23	31-12-22

Performing loans and advances to customers under management (1) (2)	3,752	1,947	16,444	15,743	17,285	17,198

Non-performing loans (1)	74	32	848	712	1,175	1,070

Customer deposits under management (1) (3)	6,974	3,540	16,958	15,471	16,758	16,467

Off-balance sheet funds (1) (4)	2,399	1,171	2,189	2,425	1,755	1,475

Risk-weighted assets	6,678	8,089	18,616	15,279	19,436	17,936

Efficiency ratio (%)	57.6	61.3	48.0	40.4	36.6	37.2

NPL ratio (%)	1.8	1.6	4.7	4.2	5.4	4.9

NPL coverage ratio (%)	144	173	92	106	88	91

Cost of risk (%)	3.60	2.61	1.97	1.56	2.79	1.58

(1) Figures at constant exchange rates.

(2) Excluding repos.

(3) Excluding repos and including specific marketable debt securities.

(4) Includes mutual funds and customer portfolios (in Colombia and Peru).

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.

Activity and results

The most relevant aspects related to the area’s activity during the first nine months of the year 2023 were:

–

Lending activity (performing loans under management) increased by 6.9%, with growth focused on the retail portfolio, which grew more than the wholesale portfolio (+11.2% versus +3.1%), mainly favored by the evolution of consumer loans (+11.2%), and credit cards (+36.9%). On the other hand, corporate loans also increased (+3.2%).

–

Customer funds under management decreased (-9.9%) compared to the closing balances at the end of 2022, with an increase in time deposits (+29.7%) and a reduction of off-balance sheet funds (-62.9%) due to the transfer of pension funds managed by the Pension Fund Administrator that the BBVA Group maintains in Bolivia to the Public Long-Term Social Security Management Company of this country.

The most relevant aspects related to the area’s activity during the third quarter of the year 2023 were:

–	Lending activity (performing loans under management) increased by +2.8%, also boosted by consumer loans (+3.4%), credit cards (+11.5%) and corporate loans (+1.5%).

–

With regard to asset quality, the NPL ratio stood at 4.6%, with an increase of 28 basis points in the quarter at the regional level, generalized in all countries, except Argentina which was positively affected by activity growth. On the other hand, the area’s NPL coverage ratio decreased to 93%.

–	Customer funds under management increased (+7.6%) compared to the previous quarter thanks to both good evolution of customer deposits (+6.5%) and off-balance sheet funds (+16.3%).

South America generated a cumulative net attributable profit of €496m at the end of the first nine months of the year 2023, which represents a year-on-year increase of +20.5%, driven again by the good performance of recurring income (+59.1%) and the area’s NTI, which offset the increase in expenses, in a highly inflationary environment throughout the region and higher provisioning needs for impairment on financial assets.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

41

The heading “Other operating income and expenses” mainly includes the impact of the adjustment for hyperinflation in Argentina, whose net monetary loss stood at €953m in the period January-September 2023, which is higher than the €670m registered in the period January-September 2022.

More detailed information on the most representative countries of the business area is provided below:

Argentina

Macro and industry trends

The macroeconomic environment has continued to deteriorate. Risk of economic and financial turbulence has increased, in a context of high uncertainty related to the presidential elections in the fourth quarter of 2023. BBVA Research estimates that GDP will fall by around 3.5% this year, the same forecast as three months ago, largely due to the impact of the adverse weather shock on the production and export of agricultural goods. Despite high uncertainty about the future economic policy, an eventual tightening of fiscal and monetary conditions will most likely help bring inflation (which reached 138.3% in September and could converge to around 200% by the end of 2023) under control, despite an expected further depreciation of the Argentine peso. Given this environment, GDP could decline by around 2.5% in 2024, 50 basis points more than previously expected.

The banking sector continues to grow at a stable pace but feels the burden of high inflation. At the end of September 2023, total credit grew by 108% compared to the same month in 2022, favored by both consumer and corporate portfolios, which reached year-on-year growth rates of 96% and 131%, respectively. Deposits slowed slightly compared to the previous month, growing by 113% in September. Finally, the NPL ratio remained stable at 3.1% in July 2023 (7 basis points lower than in the same month of 2022).

Activity and results

–

Between January and September of 2023, performing loans under management increased by 92.7%, with growth in both the business portfolio (+107.3%) and the retail portfolio (+78.6%), highlighting in the latter credit cards (+78.4%) and consumer loans (+72.0%). The NPL ratio stood at 1.8%, which represents a decrease of 9 basis points compared to the previous quarter, positively affected by activity growth, which offset higher entries in NPLs in mainly credit cards and consumer loans. On the other hand, the NPL coverage ratio stood at 144%, with decline compared to the previous quarter due to a non-recurring item.

–

Balance sheet funds grew by 97.0% between January and September of 2023, with time deposits increasing at a faster rate than demand deposits (+112.2% versus +75.3%). On the other hand, mutual funds also increased (+104.9%).

–

The cumulative net attributable profit at the end of September 2023 stood at €138m, well above the figure achieved in the same period of 2022, which is mainly explained by the favorable evolution of the net interest income, driven by both volume and price effect, mainly in credit cards and business portfolio, as well as a higher profitability of the securities portfolios. This evolution was partially offset by a more negative adjustment for hyperinflation (mainly collected in the other operating income and expenses line), higher expenses -both in personnel due to salary revisions, as well as general expenses-, and provisions, due to both the credit and the fixed income securities portfolio. In the quarterly evolution, the net interest income and NTI growth was partially offset by a higher negative adjustment for hyperinflation within the other operating income and expenses line as well as by the operating expenses increase.

Colombia

Macro and industry trends

Economic activity lost momentum throughout 2023, in line with the expectations of BBVA Research, which maintains unchanged GDP growth forecasts of 1.2% in 2023 and 1.5% in 2024. Lower growth in domestic demand is expected to favor a gradual moderation of inflation from 11.0% in September to around 7.1%, on average, in 2024. This will probably allow interest rates, which at the date of drafting of this report are at 11.25%, to be gradually cut from the fourth quarter of 2023 onwards.

Total credit growth in the banking system stood at 8.9% year-on-year in June 2023, and continues to be driven by corporate lending at 10.9% and mortgages at 10.8%. Consumer credit deceleration stands out, as it slowed from a year-on-year growth rate of 20% throughout the full year 2022 to 5.1% in June 2023. Total deposits showed a year-on-year growth rate of 9.8% in June 2023, with a strong increase in time deposits (up 50.5% year-on-year) and a fall in demand deposits (down 9.6% year-on-year). The NPL ratio of the system has climbed in recent months to 4.7% in June 2023, 101 basis points higher than in the same month of 2022.

Activity and results

–

Lending activity registered a growth of 4.4% compared to the end of 2022. Both the retail and wholesale portfolio increased (+5.9% and +2.5%, respectively) thanks to the performance of consumer loans, credit cards and business loans, although the latter showed deleveraging in the third quarter (-1.7%). In terms of asset quality, the NPL ratio increased in the third quarter of the year (+24 basis points) to 4.7%, originating from retail portfolios, mainly consumer and credit cards portfolios. On the other hand, the NPL coverage ratio declined in the quarter to 92% due to the lower average provisions of balances with NPL inflows during the quarter.

–	In the first nine months of 2023, customer deposits increased by 9.6% thanks to the positive evolution of time deposits (+24.7%).

–

The cumulative net attributable profit at the end of the first nine months of 2023 stood at €115m, that is 41.9% lower than at the end of the same period of the previous year. The lower contribution from net interest income was affected by the high cost of funds and was partially offset by the net fees and commissions evolution. On the lower part of the income statement, higher operating expenses and increase in provisions for impairment of financial assets due to higher requirements in the retail portfolio within a more complex macroeconomic environment. In the third quarter of 2023, net interest income

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

42

evolved favorably, although a lower income from commissions and particularly a worse NTI performance (negative in the quarter due to the Global Markets results) were registered. On the other hand, a higher operating expenses and loan-loss provisions was observed. As a result of the above, the quarterly net attributable profit closed 71.9% below the previous quarter.

Peru

Macro and industry trends

Economic activity has shown weakness in recent months in a setting marked by adverse weather shocks. BBVA Research has therefore revised its forecast for GDP growth in 2023 from 1.6% to 0.4%. In addition, the easing of inflation (which reached 5.0% in September and will average around 3.5% in 2024) and the process of cutting interest rates (which will probably fall from the October level of 7.25%, reached after two cuts of 25 basis points in recent months, to around 5.25% at the end of next year) will presumably support a recovery in activity and GDP growth of 2.3% in 2024 (30 basis points below the previous forecast).

Total credit in the Peruvian banking system fell in August 2023 (-3.6% year-on-year). Performance by portfolio is uneven, with the biggest slowdown continuing to be seen in corporate lending, with a year-on-year contraction in the balance of -10.3%. However, consumer finance remained buoyant, growing by 13.2% year-on-year in August 2023, while the mortgage portfolio maintained a stable growth rate of around 4.6% year-on-year. Total deposits in the system dropped in August (-1.2% year-on-year), with a continued shift towards time deposits (+26.1% year-on-year) to the detriment of demand deposits (-12.8% year-on-year). The NPL ratio across the banking system rose very slightly to 4.3% in August 2023 (36 basis points above the same month in 2022).

Activity and results

–

Lending activity remained flat compared to the close of December 2022 (+0.5%) mainly due to the deleveraging of the corporate portfolio (-4.3%), principally due to the maturities of the “Reactiva Perú” program and some CIB operations, offset by a favorable evolution of consumer loans (+15.9%), credit cards (+18.2%) and mortgage portfolios (+3.0%). In terms of credit quality indicators, the NPL ratio increased by 41 basis points to stand at 5.4%, with entries mainly in retail portfolio, which were affected by the current environment. On the other hand, the NPL coverage ratio increased to 88% in the quarter.

–

Customers funds under management increased during the first nine months of 2023 (+3.2%) due to the good performance of time deposits (+29.0%), favored by high rates environment by the central bank and, to a lesser extent, by the off-balance sheet funds (+19.0%), which offset the lower balances in demand deposits (-9.2%).

–

BBVA Peru’s net attributable profit stood at €155m at the end of September 2023, 8.4% below the figure achieved at the end of the same period of the previous year, favored by the good performance of net income and NTI. On the lower part of the income statement, there was an increase in operating expenses (+18.0%) and provisions for impairment of financial assets (+130.1%), with higher requirements due to the worsening of the macroeconomic environment. In the third quarter of 2023, net interest income increased, favored by the growth of corporates portfolio rates, but it was offset by a lower level of fees and commissions, higher operating expenses and particularly by higher loan-loss provisions, mainly due to the macroeconomic scenario update and higher loan-loss provisions in retail portfolios. Thus, and excluding the effect of exchange rate fluctuations, BBVA Peru’s net attributable profit at the end of the third quarter stood at €43m, 19.8% lower than in the second quarter.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

43

Rest of Business

Highlights

•	Recovery in lending activity during the quarter

•	Dynamism in recurring income and NTI in the year

•	NPL ratio and cost of risk remain at low levels

•	Efficiency improvement continues in year-on-year terms

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-22)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +95.4%.	(1) At current exchange rates: +76.7%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

44

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.23	Δ %	Δ % (1)	Jan.-Sep.22

Net interest income	405	66.6	70.2	243

Net fees and commissions	192	3.5	5.0	186

Net trading income	251	66.6	69.6	151

Other operating income and expenses	4	(21.5)	(11.4)	5

Gross income	852	45.8	48.6	584

Operating expenses	(428)	16.5	18.6	(367)

Personnel expenses	(211)	9.6	11.8	(193)

Other administrative expenses	(198)	25.7	27.9	(157)

Depreciation	(19)	9.0	9.5	(17)

Operating income	424	95.4	99.5	217

Impairment on financial assets not measured at fair value through profit or loss	(25)	n.s.	n.s.	(4)

Provisions or reversal of provisions and other results	10	(33.0)	(26.7)	15

Profit (loss) before tax	410	79.2	83.3	229

Income tax	(88)	89.2	93.1	(46)

Profit (loss) for the period	322	76.7	80.8	182

Non-controlling interests	—	—	—	—

Net attributable profit (loss)	322	76.7	80.8	182

Balance sheets	30-09-23	Δ %	Δ % (1)	31-12-22

Cash, cash balances at central banks and other demand deposits	4,395	9.5	8.7	4,015

Financial assets designated at fair value	9,466	86.0	84.8	5,090

Of which: Loans and advances	8,731	106.4	105.1	4,230

Financial assets at amortized cost	41,296	2.2	1.9	40,425

Of which: Loans and advances to customers	37,862	1.3	1.1	37,375

Inter-area positions	—	—	—	—

Tangible assets	151	92.9	92.5	78

Other assets	433	26.1	25.6	343

Total assets/liabilities and equity	55,740	11.6	11.3	49,952

Financial liabilities held for trading and designated at fair value through profit or loss	8,598	95.5	94.2	4,397

Deposits from central banks and credit institutions	1,305	(52.5)	(52.6)	2,745

Deposits from customers	10,204	3.8	3.5	9,827

Debt certificates	1,380	(11.6)	(11.8)	1,561

Inter-area positions	28,853	10.7	10.5	26,060

Other liabilities	1,334	31.5	30.9	1,014

Regulatory capital allocated	4,066	(6.5)	(6.7)	4,348

Relevant business indicators	30-09-23	Δ %	Δ % (1)	31-12-22

Performing loans and advances to customers under management (2)	37,807	1.0	0.8	37,431

Non-performing loans	296	53.6	53.6	192

Customer deposits under management (2)	10,204	3.8	3.5	9,827

Off-balance sheet funds (3)	480	(7.7)	(7.7)	520

Risk-weighted assets	35,087	0.1	(0.2)	35,064

Efficiency ratio (%)	50.2			65.0

NPL ratio (%)	0.6			0.4

NPL coverage ratio (%)	82			131

Cost of risk (%)	0.09			0.04

(1) At constant exchange rates.

(2) Excluding repos.

(3) Includes pension funds.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

45

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.

Activity

The most relevant aspects of the evolution of BBVA Group’s Rest of Business activity between January and September 2023 were:

–

Lending activity (performing loans under management) remained practically stable (+0.8%), mainly due to the favorable performance of the New York branch and, to a lesser extent, the business in Europe, which have offset the deleveraging of the wholesale business in Asia.

–	Customer funds under management grew by 2.9%, thanks to the growth in time deposits in the Asian and, to a lesser extent, New York branches, which offset the decline in demand deposits.

The most relevant aspects of the evolution of BBVA Group’s Rest of Business activity during the third quarter of 2023 were:

–	Lending activity (performing loans under management) grew at a rate of 3.7%, highlighting the good performance in Europe and New York.

–

Regarding credit risk indicators, the NPL ratio increased to 0.6%, which is above the previous quarter but still within contained levels, due to an NPL inflow from a specific customer. On the other hand, the coverage ratio decreased to 82%.

–

Customer funds under management decreased by 3.6% due to the performance of deposits in the European and New York branches, partially offset by the time deposits evolution in Asia. Off-balance-sheet customer funds registered a decline of 5.1% compared to the previous quarter.

Results

Rest of Business achieved an accumulated net attributable profit of €322m at the end of the first nine months of 2023, 80.8% higher than in the same period of the previous year, thanks to a favorable performance of recurring income, especially the net interest income, and the NTI, which offset the increase in expenses in a context of higher inflation and normalization of loan-loss provisions.

In the year-on-year evolution of the main lines of the area’s income statement at the end of September 2023, this was particularly noteworthy:

–

The net interest income improved 70.2% as a result of generalized interest rate hikes by central banks in the geographical areas included in this aggregate. The performance in Europe and, to a lesser extent, of the New York branch, were particularly worthy of mention.

–

Net fees and commissions increased (+5.0%), with a good performance especially in the New York office, BBVA Securities and, to a lesser extent, the CIB business in Asia, which offset lower fees and commissions recorded in Europe.

–

The NTI grew by 69.6% supported by the results of the businesses that the Group maintains in the United States, with the New York branch standing out, and, to a lesser extent, by the results in Europe and Asia.

–	Increase in operating expenses of 18.6%, mainly due to higher general and personnel expenses, mainly in Europe and the New York branch.

–	The impairment on financial assets line at the end of September 2023 registered a provision of €25m, mainly originated in Europe.

–

The provisions or reversal of provisions line and other results as a whole showed a decline of 26.7% partly due to lower releases for risks and contingent commitments compared to the same period of the previous year, originated in the New York branch.

In the third quarter of 2023 and excluding the effect of the variation in exchange rates, the Group’s Rest of Businesses as a whole generated a net attributable profit of €107m (-12.0% compared to the previous quarter) mainly due to the decline of recurring revenues and NTI, mainly in the Group’s wholesale businesses in Europe, and the growth in operating expenses, partially offset by lower loan-loss provisioning requirements and provision releases.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

46

Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.23	Δ %	Jan.-Sep.22

Net interest income	(253)	159.8	(97)

Net fees and commissions	(40)	59.8	(25)

Net trading income	(697)	n.s.	(80)

Other operating income and expenses	48	(18.1)	59

Gross income	(943)	n.s.	(144)

Operating expenses	(614)	3.5	(593)

Personnel expenses	(475)	14.4	(415)

Other administrative expenses	16	n.s.	(29)

Depreciation	(155)	3.9	(149)

Operating income	(1,557)	111.1	(737)

Impairment on financial assets not measured at fair value through profit or loss	1	n.s.	(1)

Provisions or reversal of provisions and other results	(2)	(44.1)	(3)

Profit (loss) before tax	(1,558)	110.1	(741)

Income tax	232	38.2	168

Profit (loss) for the period	(1,326)	131.2	(574)

Non-controlling interests	5	(36.3)	7

Net attributable profit (loss)	(1,321)	133.4	(566)

Balance sheets	30-09-23	Δ %	31-12-22

Cash, cash balances at central banks and other demand deposits	649	(24.2)	856

Financial assets designated at fair value	2,422	1.3	2,390

Of which: Loans and advances	16	n.s.	—

Financial assets at amortized cost	3,446	5.7	3,262

Of which: Loans and advances to customers	129	(53.5)	278

Inter-area positions	—	—	—

Tangible assets	1,775	(4.7)	1,863

Other assets	14,379	0.2	14,349

Total assets/liabilities and equity	22,671	(0.2)	22,719

Financial liabilities held for trading and designated at fair value through profit or loss	382	253.0	108

Deposits from central banks and credit institutions	779	14.3	682

Deposits from customers	191	2.3	187

Debt certificates	108	n.s.	(863)

Inter-area positions	3,850	(51.7)	7,963

Other liabilities	5,798	44.5	4,011

Regulatory capital allocated	(41,890)	5.0	(39,887)

Total equity	53,453	5.8	50,517

Results

The Corporate Center recorded, between January and September of 2023, a net attributable profit of €-1,321m, compared with €-566m recorded in the same period of the previous year, mainly due to a negative contribution in the NTI line from exchange rate hedges as a result of a better than expected currency performance, in particular the Mexican peso.

In the quarterly evolution of this aggregate, it is worth highlighting the favorable performance of NTI, which together with a contained operating expenses, have supported the improvement in the quarterly net attributable profit compared to the previous quarter.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

47

Other information: Corporate & Investment Banking

Highlights

●	Slight increase in lending activity

●	Excellent performance of NTI and favorable evolution of recurring income

●	Efficiency improvement

●	Year-on-year increase in net attributable profit

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-22)	GROSS INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +28.3%.	(1) At current exchange rates: +32.8%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

48

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.23	Δ %	Δ % (2)	Jan.-Sep.22

Net interest income	1,568	6.6	17.1	1,471

Net fees and commissions	795	17.5	23.7	677

Net trading income	1,438	59.5	81.7	902

Other operating income and expenses	(58)	95.1	104.5	(30)

Gross income	3,743	24.0	36.4	3,019

Operating expenses	(926)	12.5	17.3	(823)

Personnel expenses	(438)	15.6	18.9	(379)

Other administrative expenses	(408)	12.0	20.0	(364)

Depreciation	(79)	(0.2)	(1.2)	(80)

Operating income	2,818	28.3	44.1	2,197

Impairment on financial assets not measured at fair value through profit or loss	(39)	(40.1)	1.9	(65)

Provisions or reversal of provisions and other results	14	49.5	86.3	9

Profit (loss) before tax	2,792	30.5	45.1	2,140

Income tax	(805)	32.1	46.6	(609)

Profit (loss) for the period	1,988	29.8	44.5	1,531

Non-controlling interests	(224)	10.3	50.1	(203)

Net attributable profit (loss)	1,763	32.8	43.8	1,328

Balance sheets	30-09-23	Δ %	Δ % (2)	31-12-22

Cash, cash balances at central banks and other demand deposits	5,315	(3.8)	(7.3)	5,524

Financial assets designated at fair value	146,069	23.8	21.9	117,958

Of which: Loans and advances	66,648	46.9	46.7	45,360

Financial assets at amortized cost	96,132	7.5	7.7	89,440

Of which: Loans and advances to customers	78,283	1.4	1.8	77,208

Inter-area positions	—	—	—	—

Tangible assets	137	163.8	159.8	52

Other assets	9,754	n.s.	n.s.	862

Total assets/liabilities and equity	257,406	20.4	19.4	213,836

Financial liabilities held for trading and designated at fair value through profit or loss	117,905	19.3	17.9	98,790

Deposits from central banks and credit institutions	29,867	42.3	41.4	20,987

Deposits from customers	55,267	14.7	14.9	48,180

Debt certificates	6,573	24.2	22.5	5,292

Inter-area positions	29,300	14.4	13.8	25,609

Other liabilities	7,458	80.8	63.3	4,124

Regulatory capital allocated	11,036	1.7	4.0	10,855

Relevant business indicators	30-09-23	Δ %	Δ % (2)	31-12-22

Performing loans and advances to customers under management (3)	78,194	1.2	1.6	77,291

Non-performing loans	859	14.0	49.0	753

Customer deposits under management (3)	50,289	6.4	6.6	47,270

Off-balance sheet funds (4)	4,306	146.0	203.1	1,750

Efficiency ratio (%)	24.7			28.5

(1) For the translation of the income statement in those countries where hyperinflation accounting is applied, the punctual exchange rate as of September 30, 2023 is used.

(2) At constant exchange rates.

(3) Excluding repos.

(4) Includes mutual funds, customer portfolios and other off-balance sheet funds.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

49

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. For the conversion of these figures in those countries in which accounting for hyperinflation is applied, the end of period exchange rate as of September 30, 2023 is used. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity in the first nine months of 2023 were:

–

Lending activity (performing loans under management) was slightly higher than at the end of December 2022 (+1.6%). By products, the evolution of Investment Banking & Finance is noteworthy, and by geographical areas, the performance in the United States stands out. On the other hand, the evolution of the rest of the areas continues to be slower than expected.

–	Customer funds continued to grow by 12.3% between January and September of 2023, maintaining the positive trend in price management.

The most relevant aspects related to the area’s activity in the third quarter of 2023 were:

–	Lending activity balances were above the figure for the end of June (+3.0%).

–	Customer funds increased (+4.7%), with outflows of some customers in Europe and the United States, offset by the rest of geographical areas.

Results

CIB generated a net attributable profit of €1,763m between January and September of 2023. These results, which do not include the application of hyperinflation accounting, represent an increase of 43.8% on a year-on-year basis and reflect the contribution of the diversification of products and geographical areas, as well as the progress of the Group’s wholesale businesses in its strategy, leveraged on globality and sustainability, with the purpose of being relevant to its clients.

The contribution by business areas, excluding the Corporate Center, to CIB’s accumulated net attributable profit at the end of September 2023 was as follows: 16% Spain, 26% Mexico, 29% Turkey, 13% South America and 16% Rest of Business.

All business line results have performed well, highlighting particularly the Global Markets performance, mainly in the United States and emerging markets, the Global Transactional Banking (GTB) in all geographical areas, and Project Finance within Investment Banking & Finance (IB&F).

The most relevant aspects of the year-on-year evolution in the income statement of this aggregate are summarized below:

–	Net interest income was 17.1% higher than in the same period last year. GTB stands out, which evolved favorably in all geographic areas, especially in Spain and the American region.

–	Net fees and commissions registered an increase of 23.7%, with positive evolution in all businesses.

–

Excellent NTI performance (+81.7%), mainly due to the performance of the Global Markets due to the income generated by foreign currency operations in emerging markets. By geographical areas, all of them showed growth, except Spain.

–

The operating expenses increased by 17.3%, driven by higher personnel expenses, partly due to measures taken by the Group to compensate for the loss in purchasing power of the workforce and salary review processes, as well as the increase in the number of employees in the area. On the other hand, general expenses continue to be affected by inflation and higher technology-related expenses. Despite this, the efficiency ratio improved to 24.7%, which represents an improvement compared to the same period of the previous year.

–	Provisions for impairment on financial assets stood slightly below the previous year, mainly due to releases in Spain and Mexico.

In the third quarter of 2023 and excluding the effect of the variation in exchange rates, the Group’s wholesale businesses generated a net attributable profit of €542m (-24.0% compared to the previous quarter), which is mainly explained by the more modest NTI results in the third quarter compared to the second quarter. It should to be noted the excellent income in all businesses, highlighting GM in the United States, IB&F in Rest of Europe, and GTB in Spain, Mexico and South America.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

50

Alternative Performance Measures (APMs)

BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). Additionally, the Group also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information. These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.

BBVA Group’s APMs are given below. They are presented in accordance with the European Securities and Markets Authority (ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en). The guideline mentioned before is aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the European Union. In accordance with the indications given in the aforementioned guideline, BBVA Group’s APMs:

–	Include clear and readable definitions of the APMs.

–

Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.

–	Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers.

–	Do not have greater preponderance than measures directly stemming from financial statements.

–	Are accompanied by comparatives for previous periods.

–	Are consistent over time.

Constant exchange rates

When comparing two dates or periods in this management report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro in the most recent period for each currency12 of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.

Reconciliation of the Financial Statements of the BBVA Group

Below is the reconciliation between the income statements of the Consolidated Financial Statements and the consolidated management income statement, for the first nine months of the year 2022.

The main difference between the two accounts is in the treatment of the impact of the purchase from Merlin of 100% of the shares of Tree, which in turn owns 662 offices in Spain. For management purposes, this impact is included in a single line, net of taxes, of the income statement called “Discontinued operations and Other”, compared to the treatment in the Consolidated Financial Statements, which record the gross impact and its tax effect under the corresponding headings that are applicable to them.

12 With the exception of those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period will be used.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

51

CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS (MILLIONS OF EUROS)

CONSOLIDATED INCOME STATEMENT		ADJUSTMENTS	MANAGEMENT INCOME STATEMENT

	Jan.-Sep.22		Jan.-Sep.22

NET INTEREST INCOME	13,790	—	13,790	Net interest income

Dividend income	79			(1)
Share of profit or loss of entities accounted for using the equity method	15			(1)
Fee and commission income	6,152		6,152	Fees and commissions income

Fee and commission expense	(2,108)		(2,108)	Fees and commissions expenses

	4,044	—	4,044	Net fees and commissions

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	50

Gains (losses) on financial assets and liabilities held for trading, net	141

Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	(27)

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	360

Gains (losses) from hedge accounting, net	(36)

Exchange differences, net	1,180

	1,669	—	1,669	Net trading income

Other operating income	407

Other operating expense	(2,592)

Income from insurance and reinsurance contracts	2,076

Expense from insurance and reinsurance contracts	(1,234)

	(1,248)	—	(1,248)	Other operating income and expenses

GROSS INCOME	18,255	—	18,255	Gross income

Administration costs	(6,836)		(7,826)	Operating expenses (2)

Personnel expense	(4,053)	—	(4,053)	Personnel expenses

Other administrative expense	(2,783)	—	(2,783)	Other administrative expenses

Depreciation and amortization	(990)	—	(990)	Depreciation

	10,428	—	10,428	Operating income

Provisions or reversal of provisions	(241)	—	(241)	Provisions or reversal of provisions

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2,380)	—	(2,380)	Impairment on financial assets not measured at fair value through profit or loss

NET OPERATING INCOME	7,807	—	7,807

Impairment or reversal of impairment of investments in joint ventures and associates	13

Impairment or reversal of impairment on non-financial assets	(7)

Gains (losses) on derecognition of non - financial assets and subsidiaries, net	(12)

Negative goodwill recognized in profit or loss	—

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(92)

	(97)	134	37	Other gains (losses)

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	7,710	134	7,844	Profit (loss) before tax

Tax expense or income related to profit or loss from continuing operations	(2,655)	67	(2,588)	Income tax

PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	5,054	201	5,256	Profit (loss) for the period

Profit (loss) after tax from discontinued operations	—	—

PROFIT (LOSS) FOR THE PERIOD	5,054	201	5,256	Profit (loss) for the period

ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(259)	—	(259)	Non-controlling interests

ATTRIBUTABLE TO OWNERS OF THE PARENT	4,795	201	4,997	Net attributable profit (loss) excluding non-recurring impacts

		(201)	(201)	Discontinued operations and Others

ATTRIBUTABLE TO OWNERS OF THE PARENT	4,795	—	4,795	Net attributable profit (loss)

(1) Included within the Other operating income and expenses of the Management Income Statements

(2) Depreciations included.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

52

Adjusted profit (loss) for the period (excluding non-recurring impacts)

Explanation of the formula: the adjusted profit (loss) for the period is defined as the profit (loss) for the period from the Group’s consolidated income statement, excluding those non-recurring impacts that, for management purposes, are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Adjusted profit (loss) for the period

			Jan.-Sep.2023	Jan.-Dec.2022	Jan.-Sep.2022

(Millions of euros)	+	Annualized profit (loss) after tax	8,400	6,763	6,826

(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	—	(201)	(201)

	=	Adjusted profit (loss) for the period	8,400	6,965	7,027

Adjusted net attributable profit (loss) (excluding non-recurring impacts)

Explanation of the formula: the adjusted net attributable profit (loss) is defined as the net attributable profit (loss) of the Group’s consolidated income statement excluding those non-recurring impacts that, for management purposes are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for comparison purposes.

Adjusted net attributable profit (loss)

			Jan.-Sep.2023	Jan.-Dec.2022	Jan.-Sep.2022

(Millions of euros)	+	Annualized net attributable profit (loss)	7,970	6,358	6,479

(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	—	(201)	(201)

	=	Adjusted net attributable profit (loss)	7,970	6,559	6,680

ROE

The ROE (return on equity) ratio measures the accounting return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

              Net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income

Explanation of the formula: the numerator is the net attributable profit (loss) of the Group’s consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average shareholders’ funds are the weighted moving average of the shareholders’ funds at the end of each month of the period analyzed, adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.

Average accumulated other comprehensive income is the moving weighted average of “Accumulated other comprehensive income”, which is part of the equity on the Entity’s balance sheet and is calculated in the same way as average shareholders’ funds (above).

Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

ROE

			Jan.-Sep.2023	Jan.-Dec.2022	Jan.-Sep.2022
Numerator (Millions of euros)	=	Annualized net attributable profit (loss)	7,970	6,358	6,479
Denominator (Millions of euros)	+	Average shareholder’s funds	65,527	61,517	60,729
	+	Average accumulated other comprehensive income	(16,491)	(16,055)	(15,672)

	=	ROE	16.3%	14.0%	14.4%

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

53

Adjusted ROE

The adjusted ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

            Adjusted net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income

Explanation of the formula: the numerator is the adjusted net attributable profit (loss) previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. The denominator items “Average shareholders’ funds” and “Average accumulated other comprehensive income” are the same and they are calculated in the same way as that explained for ROE.

Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

Adjusted ROE

			Jan.-Sep.2023	Jan.-Dec.2022	Jan.-Sep.2022
Numerator (Millions of euros)	=	Annualized adjusted net attributable profit (loss)	7,970	6,559	6,680

Denominator (Millions of euros)	+	Average shareholder’s funds	65,527	61,517	60,729
	+	Average accumulated other comprehensive income	(16,491)	(16,055)	(15,672)

	=	Adjusted ROE	16.3%	14.4%	14.8%

ROTE

The ROTE (return on tangible equity) ratio measures the accounting return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Net attributable profit (loss)

 Average shareholders’ funds + Average accumulated other comprehensive income - Average intangible assets

Explanation of the formula: the numerator “Net attributable profit (loss)” and the items in the denominator “Average intangible assets” and “Average accumulated other comprehensive income” are the same items and are calculated in the same way as explained for ROE.

Average intangible assets are the intangible assets on the Group’s consolidated balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.

Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

ROTE

			Jan.-Sep.2023	Jan.-Dec.2022	Jan.-Sep.2022
Numerator (Millions of euros)	=	Annualized net attributable profit (loss)	7,970	6,358	6,479

Denominator (Millions of euros)	+	Average shareholder’s funds	65,527	61,517	60,729
	+	Average accumulated other comprehensive income	(16,491)	(16,055)	(15,672)
	-	Average intangible assets	2,233	2,119	2,097

	=	ROTE	17.0%	14.7%	15.1%

Adjusted ROTE

The adjusted ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Adjusted net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income - Average intangible assets

Explanation of the formula: the numerator “Adjusted net attributable profit (loss)” is the same and is calculated in the same way as explained for adjusted ROE, and the items of the denominator “Average shareholders’ funds” and “ Average accumulated other comprehensive income” are the same and are calculated in the same way as explained for ROE.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

54

Average intangible assets are the intangible assets on the Group’s consolidated balance sheet, which include goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders’ funds in the ROE.

Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

Adjusted ROTE

			Jan.-Sep.2023	Jan.-Dec.2022	Jan.-Sep.2022
Numerator (Millions of euros)	=	Annualized adjusted net attributable profit (loss)	7,970	6,559	6,680

Denominator (Millions of euros)	+	Average shareholder’s funds	65,527	61,517	60,729
	+	Average accumulated other comprehensive income	(16,491)	(16,055)	(15,672)
	-	Average intangible assets	2,233	2,119	2,097

	=	Adjusted ROTE	17.0%	15.1%	15.6%

ROA

The ROA (return on assets) ratio measures the accounting return obtained on an entity’s assets. It is calculated as follows:

Profit (loss) for the period

Average total assets

Explanation of the formula: the numerator is the profit (loss) for the period of the Group’s consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.

Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders’ funds in the ROE.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA

		Jan.-Sep.2023	Jan.-Dec.2022	Jan.-Sep.2022

Numerator (Millions of euros)	Annualized profit (loss) for the period	8,400	6,763	6,826

Denominator (Millions of euros)	Average total assets	743,031	701,093	690,279

=	ROA	1.13%	0.96%	0.99%

Adjusted ROA

The adjusted ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Adjusted profit (loss) for the period

Average total assets

Explanation of the formula: the numerator is the adjusted profit (loss) for the period previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated in the same way as explained for average equity in the ROE.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted ROA

		Jan.-Sep.2023	Jan.-Dec.2022	Jan.-Sep.2022

Numerator (Millions of euros)	Annualized adjusted profit (loss) for the period	8,400	6,965	7,027

Denominator (Millions of euros)	Average total assets	743,031	701,093	690,279

=	Adjusted ROA	1.13%	0.99%	1.02%

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

55

RORWA

The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Profit (loss) for the period

Average risk-weighted assets

Explanation of the formula: the numerator “Profit (loss) for the period” is the same and is calculated in the same way as explained for ROA.

Average risk-weighted assets (RWA) are the moving weighted average of the RWA at the end of each month of the period under analysis.

Relevance of its use: this ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA

		Jan.-Sep.2023	Jan.-Dec.2022	Jan.-Sep.2022
Numerator (Millions of euros)	Annualized profit (loss) for the period	8,400	6,763	6,826
Denominator (Millions of euros)	Average RWA	349,598	327,998	324,957
	= RORWA	2.40%	2.06%	2.10%

Adjusted RORWA

The adjusted RORWA (return on risk-weighted assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Adjusted profit (loss) for the period

Average risk-weighted assets

Explanation of the formula: the numerator “Adjusted profit (loss) for the period” is the same and is calculated in the same way as explained for adjusted ROA.

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted RORWA

		Jan.-Sep.2023	Jan.-Dec.2022	Jan.-Sep.2022
Numerator (Millions of euros)	Annualized adjusted profit (loss) for the period	8,400	6,965	7,027
Denominator (Millions of euros)	Average RWA	349,598	327,998	324,957

	= Adjusted RORWA	2.40%	2.12%	2.16%

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

56

Earning (loss) per share

The earning (loss) per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

Earning (loss) per share

			Jan.-Sep.2023	Jan.-Dec.2022	Jan.-Sep.2022
(Millions of euros)	+	Net attributable profit (loss)	5,961	6,358	4,795
(Millions of euros)	-	Remuneration related to the Additional Tier 1 securities (CoCos)	243	313	238
Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	5,718	6,045	4,557
Denominator (millions)	+	Average number of shares issued	6,001	6,424	6,556
	-	Average treasury shares of the period	6	9	11
	-	Share buyback program (average)	14	225	301
	=	Earning (loss) per share (euros)	0.96	0.98	0.73

Additionally, for management purposes, earning (loss) per share is presented excluding non-recurring impacts. Specifically, for 2022 periods, the net impact from the purchase of offices in Spain in the second quarter of 2022 is excluded.

Adjusted earning (loss) per share

			Jan.-Sep.2023	Jan.-Dec.2022	Jan.-Sep.2022
(Millions of euros)	+	Net attributable profit (loss) ex. CoCos remuneration	5,718	6,045	4,557
(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	—	(201)	(201)
Numerator (millions of euros)	=	Net Attributable profit (loss) ex.CoCos and non-recurring impacts	5,718	6,246	4,758
Denominator (millions)	+	Number of shares issued	5,965	6,030	6,030
	-	Average treasury shares of the period	6	9	11
	=	Adjusted earning (loss) per share (euros)	0.96	1.04	0.79

Efficiency ratio

This measures the percentage of gross income consumed by an entity’s operating expenses. It is calculated as follows:

Operating expenses

Gross income

Explanation of the formula: both “Operating expenses” and “Gross income” are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses) plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, other operating income and expenses, and income from assets and expenses from liabilities under insurance and reinsurance contracts. For a more detailed calculation of this ratio, the graphs on “Results” section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.

Relevance of its use: this ratio is generally used in the banking sector. In addition, it is the metric for one of the six Strategic Priorities of the Group.

Efficiency ratio

			Jan.-Sep.2023	Jan.-Dec.2022	Jan.-Sep.2022
Numerator (Millions of euros)	+	Operating expenses	9,241	10,701	7,826
Denominator (Millions of euros)	+	Gross income	22,104	24,743	18,255
	=	Efficiency ratio	41.8%	43.2%	42.9%

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

57

Dividend yield

This is the remuneration given to the shareholders in the last twelve calendar months, divided by the closing price for the period. It is calculated as follows:

 ∑ Dividend per share over the last twelve months

Closing price

Explanation of the formula: the remuneration per share takes into account the gross amounts per share paid out over the last twelve months, both in cash and through the flexible remuneration system called “dividend option”.

Relevance of its use: this ratio is generally used by analysts, shareholders and investors for companies that are traded on the stock market. It compares the dividend paid out by a company every year with its market price at a specific date.

Dividend yield

		30-09-23	31-12-22	30-09-22

Numerator (Euros)	∑ Dividends	0.43	0.35	0.31

Denominator (Euros)	Closing price	7.71	5.63	4.62

	= Dividend yield	5.6%	6.2%	6.7%

Book value per share

The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

 Shareholders’ funds + Accumulated other comprehensive income

Number of shares outstanding - Treasury shares

Explanation of the formula: the figures for both “Shareholders’ funds” and “Accumulated other comprehensive income” are taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of outstanding shares excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs which are deducted from the shareholders’ funds (see note 2 of the “Book value per share” table). In addition, the denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: it shows the company’s book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

Book value per share

			30-09-23	31-12-22	30-09-22
Numerator (Millions of euros)	+	Shareholders’ fund (1)	65,963	64,535	63,019
	+	Accumulated other comprehensive income	(16,213)	(17,642)	(16,838)
Denominator (Millions of shares)	+	Number of shares issued	5,965	6,030	6,030
	-	Treasury shares	7	5	10
	-	Share buyback program (2)	123	—	—
	=	Book value per share (euros / share)	8.53	7.78	7.67

(1) At the close of September 2023, the deduction for an amount of €1,000m corresponding to the share buyback program approved by the BBVA Board of Directors on July 2023 is included, whose execution started on October 2, 2023.

(2) At the close of September 2023, the estimated shares pending from buyback corresponding to the share buyback program approved by the BBVA Board of Directors on July 2023 is included, whose execution started on October 2, 2023.

Tangible book value per share

The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

 Shareholders’ funds + Accumulated other comprehensive income - Intangible assets

Number of shares outstanding - Treasury shares

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

58

Explanation of the formula: the figures for “Shareholders’ funds”, “Accumulated other comprehensive income” and “Intangible assets” are all taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “Dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of shares outstanding excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs which are deducted from the shareholders’ funds (see note 2 of the “Tangible book value per share” table). In addition, the denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: it shows the company’s book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

Tangible book value per share
			30-09-23	31-12-22	30-09-22
Numerator (Millions of euros)	+	Shareholders’ funds (1)	65,963	64,535	63,019
	+	Accumulated other comprehensive income	(16,213)	(17,642)	(16,838)
	-	Intangible assets	2,310	2,156	2,211
Denominator (Millions of shares)	+	Number of shares issued	5,965	6,030	6,030
	-	Treasury shares	7	5	10
	-	Share buyback program (2)	123	—	—
	=	Tangible book value per share (euros / share)	8.13	7.43	7.30

(1) At the close of September 2023, the deduction for an amount of €1,000m corresponding to the share buyback program approved by the BBVA Board of Directors on July 2023 is included, whose execution started on October 2, 2023.

(2) At the close of September 2023, the estimated shares pending from buyback corresponding to the share buyback program approved by the BBVA Board of Directors on July 2023 is included, whose execution started on October 2, 2023.

Non-performing loan (NPL) ratio

It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance. It is calculated as follows:

 Non-performing loans

Total credit risk

Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.

Non-performing loans are calculated as the sum of “loans and advances at amortized cost” and the “contingent risk” in stage 313 and the following counterparties:

•	other financial entities

•	public sector

•	non-financial institutions

•	households

The credit risk balance is calculated as the sum of “Loans and advances at amortized cost” and “Contingent risk” in stage 1 + stage 2 + stage 3 of the previous counterparts.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically, the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

Non-Performing Loans (NPLs) ratio
		30-09-23	31-12-22	30-09-22
Numerator (Millions of euros)	NPLs	14,864	14,463	15,162
Denominator (Millions of euros)	Credit Risk	444,984	423,669	428,064

	= Non-Performing Loans (NPLs) ratio	3.3%	3.4%	3.5%

General note: credit risk figures for 2022 periods have been restated according to IFRS 17 - Insurance contracts.

13 IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and, stage 3, impaired operations.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

59

NPL coverage ratio

This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances. It is calculated as follows:

Provisions

Non-performing loans

Explanation of the formula: it is calculated as “Provisions” from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL coverage ratio
		30-09-23	31-12-22	30-09-22
Numerator (Millions of euros)	Provisions	11,751	11,764	12,570
Denominator (Millions of euros)	NPLs	14,864	14,463	15,162

	= NPL coverage ratio	79%	81%	83%

Cost of risk

This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses (accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It is calculated as follows:

Loan-loss provisions

Average loans and advances to customers (gross)

Explanation of the formula: “Loans to customers (gross)” refers to the “Loans and advances at amortized cost” portfolios with the following counterparts:

•	other financial entities

•	public sector

•	non-financial institutions

•	households, excluding central banks and other credit institutions.

Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. “Annualized loan-loss provisions” are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis.

Loan-loss provisions refer to the aforementioned loans and advances at amortized cost portfolios.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

Cost of risk
		Jan.-Sep.2023	Jan.-Dec.2022	Jan.-Sep.2022
Numerator (Millions of euros)	Annualized loan-loss provisions	4,181	3,252	3,041
Denominator (Millions of euros)	Average loans to customers (gross)	376,106	356,064	352,058
	= Cost of risk	1.11%	0.91%	0.86%

General note: average loans to customers (gross) figures for 2022 periods have been restated according to IFRS 17 - Insurance contracts.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

60

Disclaimer

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter.

This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets).

Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance.

The information contained in this document reflects our current expectations and targets, which are based on various assumptions and projections, including non-financial considerations such as those related to sustainability. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inflation and interest rates; (2) regulatory and oversight factors, political and governmental guidelines, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; and (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions.

The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements.

Recipients of this document are cautioned not to place undue reliance on such forward-looking statements. BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 31, 2023

By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón

Title: Authorized representative